SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2009

Coca-Cola Hellenic Bottling Company S.A.

(Translation of Registrant’s Name Into English)

9 Fragoklissias Street, 151 25 Maroussi, Athens, Greece

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

Press Release of February 27, 2009 – Announcement of financial calendar for 2009.

Press Release of March 20, 2009 – Announcement of increase in 2008 dividend.

Press Release of March 23, 2009 – Announcement of invitation of shareholders to extraordinary general meeting.

Press Release of April 1, 2009 – IFRS Consolidated Financial Statements December 31, 2008.

9 Fragoklissias street, 151 25 Maroussi, Athens - Greece, T +30 210 618 3100 F +30 210 619 5514 www.coca-colahellenic.com

Coca-Cola Hellenic Bottling Company S.A.

announces the Financial Calendar of 2009

Athens, Greece – 27 February 2009 - Coca-Cola Hellenic Bottling Company S.A. (Coca-Cola Hellenic) announced today the Financial Calendar for 2009 according to article 4.1.4.3.1 of the Athens Stock Exchange Regulation:

Tuesday, March 31, 2009 - Publication of Audited Full Year 2008 Financial Results*

Thursday, June 18, 2009 - Annual General Meeting of Shareholders

Monday, June 22, 2009 - Ex-dividend Date

Wednesday, June 24, 2009 - Dividend Beneficiaries’ Record Date

Monday, June 29, 2009 - Dividend Payment Date

Coca-Cola Hellenic will timely announce further information on the issue of dividend payment.

*Coca-Cola Hellenic announced its preliminary full year 2008 financial results on Tuesday, February 17, 2009. A conference call with financial analysts, discussing the results, was hosted on the same day.

ENQUIRIES

George Toulantas Investor Relations Director	Tel: +30 210 618 3255 email : george.toulantas@cchellenic.com

European press contact: Financial Dynamics London Greg Quine	Tel: +44 20 7269 7206 email: greg.quine@fd.com

About Coca-Cola Hellenic

Coca-Cola Hellenic is one of the world’s largest bottlers of products of The Coca-Cola Company with sales of more than 2 billion unit cases.  It has broad geographic reach with operations in 28 countries serving a population of approximately 560 million people. Coca-Cola Hellenic offers a diverse range of ready-to-drink non-alcoholic beverages in the sparkling, juice, water, sport, energy, tea and coffee categories. Coca-Cola Hellenic is committed to promoting sustainable development in order to create value for its business and for society.  This includes providing products that meet the beverage needs of consumers, fostering an open and inclusive work environment, conducting our business in ways that protect and preserve the environment and contribute to the socio-economic development of our local communities.

Coca-Cola Hellenic’s shares are listed on the Athens Exchange (ATHEX: EEEK), with a secondary listing on the London Stock Exchange (LSE: CCB). Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH) and Chess Depositary Instruments (CDIs) are listed on the Australian Stock Exchange (ASX: CHB). Coca-Cola Hellenic is included in the Dow Jones Sustainability and FTSE4Good Indexes. For more information, please visit www.coca-colahellenic.com

9 Fragoklissias street, 151 25 Maroussi, Athens - Greece, T +30 210 618 3100 F +30 210 619 5514 www.coca-colahellenic.com

Coca-Cola Hellenic Bottling Company S.A.

announces increase in 2008 dividend

Athens, Greece – 20 March 2009 - Coca-Cola Hellenic Bottling Company S.A. (Coca-Cola Hellenic, Hellenic) announced today that its Board of Directors will be proposing a dividend for 2008 of €0.28 per share at the Annual General Meeting of its shareholders, scheduled to be held on Thursday 18 June 2009 in Athens, Greece.

Doros Constantinou, Managing Director of Coca-Cola Hellenic, commented:

“We are pleased to propose an increase of 12% to our dividend payment in 2008. This highlights the strength of Hellenic’s business model and healthy financial position to drive solid cash flow generation, as well as management’s ongoing commitment to delivering enhanced returns for our shareowners.”

Starting Monday 22 June 2009, shares will be trading on the Athens Stock Exchange ex-dividend. Shareholders registered in the share registry of the Company as of Wednesday 24 June 2009 shall be entitled to receive the dividend. The payment of the dividend will commence on Monday 29 June 2009.

ENQUIRIES

George Toulantas Investor Relations Director	Tel: +30 210 618 3255 email : george.toulantas@cchellenic.com

European press contact: Financial Dynamics London Greg Quine	Tel: +44 20 7269 7206 email: greg.quine@fd.com

About Coca-Cola Hellenic

Coca-Cola Hellenic is one of the world’s largest bottlers of products of The Coca-Cola Company with sales of more than 2 billion unit cases.  It has broad geographic reach with operations in 28 countries serving a population of approximately 560 million people. Coca-Cola Hellenic offers a diverse range of ready-to-drink non-alcoholic beverages in the sparkling, juice, water, sport, energy, tea and coffee categories. Coca-Cola Hellenic is committed to promoting sustainable development in order to create value for its business and for society.  This includes providing products that meet the beverage needs of consumers, fostering an open and inclusive work environment, conducting our business in ways that protect and preserve the environment and contribute to the socio-economic development of our local communities.

Coca-Cola Hellenic’s shares are listed on the Athens Exchange (ATHEX: EEEK), with a secondary listing on the London Stock Exchange (LSE: CCB). Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH) and Chess Depositary Instruments (CDIs) are listed on the Australian Stock Exchange (ASX: CHB). Coca-Cola Hellenic is included in the Dow Jones Sustainability and FTSE4Good Indexes. For more information, please visit www.coca-colahellenic.com

9 Fragoklissias street, 151 25 Maroussi, Athens - Greece, T +30 210 618 3100 F +30 210 619 5514 www.coca-colahellenic.com

Coca-Cola Hellenic Bottling Company S.A.

Invitation of Shareholders to an Extraordinary General Meeting

Athens, Greece – 23 March 2009 - Coca-Cola Hellenic Bottling Company S.A. (Coca-Cola Hellenic) announced today the invitation of its shareholders to an Extraordinary General Meeting.

As resolved by the Company’s Board of Directors on 19 March 2009, at its meeting no.  806 and in accordance with Codified Law 2190/1920 “re: Societes Anonymes” and article 17 of the Company’s Articles of Association, the Shareholders of the Societe Anonyme under the trade name “COCA-COLA HELLENIC BOTTLING COMPANY S.A.” and the distinctive title “COCA-COLA HELLENIC” are invited to an Extraordinary General Meeting, to be convened at “The Mall Athens”, at the Village Cinemas, Room GOLD CLASS, 35 Andreas Papandreou Street, Maroussi, on 27 April 2009, at 11.00 a.m., with the following Agenda:

1.               Approval of a share buy-back program in accordance with Article 16 of Codified Law 2190/1920.

Shareholders wishing to participate in the Extraordinary General Meeting, must deposit at least five (5) full days prior to the Meeting, the relevant blocking certificate from the Central Securities Depositary at the central offices of the Company (9 Fragoklissias Street, Maroussi), in accordance with article 18 of the Articles of Association, together with the relevant proxy in the event that they wish to be represented at the Meeting.

Shareholders may obtain further information from the Company’s Investor Relations Department at +30 210 618 3100 and +30 210 618 3106.

Maroussi, Athens, 23 March 2009

THE BOARD OF DIRECTORS

COCA-COLA HELLENIC BOTTLING COMPANY S.A.

Coca-Cola Hellenic Bottling Company S.A.

Consolidated Financial Statements
31 December 2008

filed with the U.S. Securities and Exchange Commission

1

Management’s Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over the Coca-Cola Hellenic Bottling Company’s financial reporting. Management conducted an evaluation of the effectiveness of internal control over financial reporting based on the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that Coca-Cola Hellenic Bottling Company’s internal control over financial reporting was effective as at December 31, 2008.

PricewaterhouseCoopers S.A., Coca-Cola Hellenic Bottling Company’s independent registered public accounting firm, has issued an audit report on Coca-Cola Hellenic Bottling Company’s internal control over financial reporting, which is included herein.

By:	/s/	Doros Constantinou	By:	/s/	Robert Murray
	Name:	Doros Constantinou		Name:	Robert Murray
	Title:	Managing Director		Title:	Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Coca-Cola Hellenic Bottling Company S.A.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, changes in equity and cash flow present fairly, in all material respects, the financial position of Coca-Cola Hellenic Bottling Company S.A. and its subsidiaries at December 31, 2008 and December 31, 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union.  Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting.  Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our audits (which was an integrated audit in 2008).  We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects.  Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers S.A.

Athens, Greece

March 30, 2009

Consolidated Income Statement

Year ended 31 December

	Note	2008 € million	2007 € million	2006 € million
Net sales revenue	3	6,980.7	6,461.9	5,616.3
Cost of goods sold		(4,169.6)	(3,807.3)	(3,363.2)
Gross profit		2,811.1	2,654.6	2,253.1

Operating expenses	5	(2,151.7)	(1,952.0)	(1,746.0)
Impairment of intangible assets	5,9	(189.0)	—	—
Non-recurring items	5	(15.8)	—	—
Operating profit	3,4	454.6	702.6	507.1

Finance income		16.9	11.7	11.0
Finance costs		(125.3)	(97.5)	(87.4)
Finance costs (net)	6	(108.4)	(85.8)	(76.4)
Share of results of equity investments	11	0.1	(1.6)	0.4
Profit before tax		346.3	615.2	431.1

Tax	3,7	(106.4)	(128.4)	(89.9)
Profit after tax		239.9	486.8	341.2

Attributable to:
Minority interests		12.3	14.5	7.5
Shareholders of the Group		227.6	472.3	333.7
		239.9	486.8	341.2

Basic and diluted earnings per share (€)	8	0.62	1.30	0.92

The Notes on pages 8 — 61 are an integral part of these consolidated financial statements.

Consolidated Cash Flow Statement

Year ended 31 December

	Note	2008 € million	2007 € million	2006 € million
Operating activities
Operating profit	3,4	454.6	702.6	507.1
Depreciation of property, plant and equipment	3,10	365.4	354.0	329.1
Stock option expense	32	9.3	5.8	4.0
Amortisation of intangible assets	3,9	3.7	3.4	2.4
Adjustments to intangible assets	5,9	1.2	0.8	7.8
Impairment of intangible assets	9	189.0	—	—
Impairment of property, plant and equipment		—	—	24.5
Non-recurring items	5	15.8	—	—
		1,039.0	1,066.6	874.9

Gain on disposals of non-current assets	4	(12.3)	(3.9)	(11.1)
Decrease / (increase) in inventories		0.7	(90.1)	(32.7)
Increase in trade and other receivables		(130.1)	(103.9)	(66.9)
Increase in trade payables and other liabilities		109.8	91.7	111.2
Tax paid		(129.8)	(100.6)	(102.3)
Net cash from operating activities		877.3	859.8	773.1

Investing activities
Payments for purchases of property, plant and equipment		(590.5)	(546.8)	(516.6)
Payments for purchases of intangible assets		(3.9)	(5.8)	(2.7)
Receipts from disposals of property, plant and equipment		42.7	27.3	37.8
Net payments for investments		(35.3)	(3.5)	9.3
Proceeds from sale of trademarks and other intangible assets		35.0	—	—
Net payments for acquisitions	30	(225.3)	(191.6)	(78.1)
Net cash used in investing activities		(777.3)	(720.4)	(550.3)

Financing activities
Payment of expenses related to bonus shares issue	26	—	(0.6)	—
Proceeds from issue of shares to employees	26	21.1	8.7	22.5
Dividend paid to shareholders of the Group	29	(91.3)	(77.5)	(72.2)
Dividend paid to minority interests		(11.5)	(11.9)	(5.9)
Proceeds from external borrowings		1,937.3	199.8	718.0
Repayment of external borrowings		(1,231.7)	(233.7)	(673.4)
Principal repayments of finance lease obligations		(67.5)	(42.2)	(20.4)
Interest received		10.1	11.2	11.8
Interest paid		(126.9)	(99.2)	(79.8)
Net cash from / (used in) financing activities		439.6	(245.4)	(99.4)

Net increase / (decrease) in cash and cash equivalents		539.6	(106.0)	123.4

Movement in cash and cash equivalents
Cash and cash equivalents at 1 January		197.0	305.5	182.4
Net increase / (decrease) in cash and cash equivalents		539.6	(106.0)	123.4
Effect of changes in exchange rates		(12.0)	(2.5)	(0.3)
Cash and cash equivalents at 31 December	18	724.6	197.0	305.5

The Notes on pages 8 — 61 are an integral part of these consolidated financial statements.

Consolidated Balance Sheet

As at 31 December

	Note	2008 € million	2007 € million
Assets
Intangible assets	9	1,918.0	1,913.0
Property, plant and equipment	10	2,994.2	2,857.8
Equity method investments	11	38.8	20.4
Available-for-sale investments	12	15.3	10.5
Held-to-maturity investments		1.8	0.8
Deferred tax assets	13	29.3	26.6
Other non-current assets	14	143.0	53.4
Total non-current assets		5,140.4	4,882.5

Inventories	15	475.5	509.2
Trade receivables	16	789.8	696.2
Other receivables	16	341.1	328.4
Derivative assets	21	25.4	5.7
Assets classified as held for sale	17	5.3	—
Current tax assets		19.7	15.3
Cash and cash equivalents	18	724.6	197.0
Total current assets		2,381.4	1,751.8
Total assets		7,521.8	6,634.3

Liabilities
Short-term borrowings	19	921.3	316.3
Trade and other liabilities	22	1,312.2	1,208.2
Current tax liabilities		41.1	58.0
Total current liabilities		2,274.6	1,582.5

Long-term borrowings	19	1,893.3	1,582.4
Cross-currency swap payables relating to borrowings	21	159.7	186.7
Deferred tax liabilities	13	134.4	97.3
Non-current provisions	23	119.0	116.8
Other non-current liabilities		10.0	16.3
Total non-current liabilities		2,316.4	1,999.5
Total liabilities		4,591.0	3,582.0

Equity
Share capital	26	182.7	181.9
Share premium	26	1,665.0	1,644.7
Exchange equalisation reserve	28	(191.9)	92.4
Other reserves	28	366.7	318.3
Retained earnings		818.2	719.5
Total shareholders’ equity		2,840.7	2,956.8
Minority interests		90.1	95.5
Total equity		2,930.8	3,052.3
Total equity and liabilities		7,521.8	6,634.3

The Notes on pages 8 — 61 are an integral part of these consolidated financial statements.

Consolidated Statement of Changes in Equity

		Attributable to equity shareholders of the Group
	Share Capital € million	Share Premium € million	Exchange equalisation reserve € million	Other reserves € million	Retained Earnings € million	Total € million	Minority interests € million	Total equity € million
Balance as at 31 December 2005	120.3	1,675.7	144.2	271.1	141.3	2,352.6	95.3	2.447.9
Net profit for 2006	—	—	—	—	333.7	333.7	7.5	341.2
Valuation gains on available-for-sale investments taken to equity	—	—	—	2.1	—	2.1	—	2.1
Cash flow hedges:
Losses taken to equity	—	—	—	(0.3)	—	(0.3)	—	(0.3)
Losses transferred to profit or loss for the year	—	—	—	0.4	—	0.4	—	0.4
Foreign currency translation			(11.7)	—	—	(11.7)	(3.1)	(14.8)
Tax on items taken directly to or transferred from equity	—	—	—	(0.6)	—	(0.6)	—	(0.6)
Comprehensive (loss) / income	—	—	(11.7)	1.6	333.7	323.6	4.4	328.0
Shares issued to employees exercising stock options	0.7	21.8	—	—	—	22.5	—	22.5
Share-based compensation:
Options	—	—	—	4.0	—	4.0	—	4.0
Movement in treasury shares	—	—	—	(0.2)	—	(0.2)	—	(0.2)
Minority interest arising on acquisitions	—	—	—	—	—	—	3.7	3.7
Acquisition of shares held by minority interests	—	—	—	—	—	—	(3.4)	(3.4)
Appropriation of reserves	—	—	—	21.2	(21.2)	—	—	—
Dividends	—	—	—	—	(72.2)	(72.2)	(6.2)	(78.4)
Balance as at 31 December 2006	121.0	1,697.5	132.5	297.7	381.6	2,630.3	93.8	2,724.1
Net profit for 2007	—	—	—	—	472.3	472.3	14.5	486.8
Valuation gains on available-for-sale investments taken to equity	—	—	—	4.1	—	4.1	—	4.1
Cash flow hedges:
Losses taken to equity	—	—	—	(1.2)	—	(1.2)	—	(1.2)
Losses transferred to profit or loss for the year	—	—	—	0.6	—	0.6	—	0.6
Foreign currency translation	—	—	(42.4)	—	—	(42.4)	(0.4)	(42.8)
Tax on items taken directly to or transferred from equity	—	—	—	(0.9)	—	(0.9)	—	(0.9)
Comprehensive (loss) / income	—	—	(42.4)	2.6	472.3	432.5	14.1	446.6
Bonus shares	60.6	(61.2)	—	—	—	(0.6)	—	(0.6)
Shares issued to employees exercising stock options	0.3	8.4	—	—	—	8.7	—	8.7
Share-based compensation:
Options	—	—	—	5.8	—	5.8	—	5.8
Movement in treasury shares	—	—	—	(0.2)	—	(0.2)	—	(0.2)
Adoption of euro by Slovenia	—	—	2.3	—	(2.3)	—	—	—
Appropriation of reserves	—	—	—	12.4	(12.4)	—	—	—
Statutory minimum dividend	—	—	—	—	(42.2)	(42.2)	—	(42.2)
Dividends	—	—	—	—	(77.5)	(77.5)	(12.4)	(89.9)
Balance as at 31 December 2007	181.9	1,644.7	92.4	318.3	719.5	2,956.8	95.5	3,052.3

The Notes on pages 8 — 61 are an integral part of these consolidated financial statements.

Consolidated Statement of Changes in Equity (continued)

		Attributable to equity shareholders of the Group
	Share Capital € million	Share Premium € million	Exchange equalisation reserve € million	Other reserves € million	Retained Earnings € million	Total € million	Minority interests € million	Total equity € million
Balance as at 31 December 2007	181.9	1,644.7	92.4	318.3	719.5	2,956.8	95.5	3,052.3
Net profit for 2008	—	—	—	—	227.6	227.6	12.3	239.9
Valuation losses on available-for-sale investments taken to equity	—	—	—	(7.7)	—	(7.7)	—	(7.7)
Valuation gains on available-for-sale investments recycled to the profit or loss for the year	—	—	—	(4.8)	—	(4.8)	—	(4.8)
Cash flow hedges:
Gains taken to equity	—	—	—	14.4	—	14.4	—	14.4
Losses transferred to profit or loss for the year	—	—	—	1.3	—	1.3	—	1.3
Foreign currency translation	—	—	(285.9)	—	—	(285.9)	(5.5)	(291.4)
Tax on items taken directly to or transferred from equity	—	—	—	(1.2)	—	(1.2)	—	(1.2)
Comprehensive (loss) / income	—	—	(285.9)	2.0	227.6	(56.3)	6.8	(49.5)
Shares issued to employees exercising stock options	0.8	20.3	—	—	—	21.1	—	21.1
Share-based compensation:
Options	—	—	—	9.3	—	9.3	—	9.3
Movement in treasury shares	—	—	—	(0.2)	—	(0.2)	—	(0.2)
Adoption of euro by Cyprus	—	—	1.6	—	(1.6)	—	—	—
Acquisition of shares held by minority interests in Croatia	—	—	—	—	—	—	(0.2)	(0.2)
Appropriation of reserves	—	—	—	37.3	(37.3)	—	—	—
Statutory minimum dividend	—	—	—	—	(40.9)	(40.9)	—	(40.9)
Dividends	—	—	—	—	(49.1)	(49.1)	(12.0)	(61.1)
Balance as at 31 December 2008	182.7	1,665.0	(191.9)	366.7	818.2	2,840.7	90.1	2,930.8

For further details, please refer to: Note 26 Share capital and share premium;
Note 27 Shares held for equity compensation plan; Note 28 Reserves; and Note 29 Dividends.

The Notes on pages 8 — 61 are an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements

1. Basis of preparation and accounting policies

Description of business

Coca-Cola Hellenic Bottling Company S.A. (‘Coca-Cola Hellenic’), is a Société Anonyme (corporation) incorporated in Greece and was formed in 1969. It took its current form in August 2000 through the acquisition of the Coca-Cola Beverages plc (‘CCB’) by Hellenic Bottling Company S.A. (‘HBC’). Coca-Cola Hellenic and its subsidiaries (collectively ‘the Company’ or ‘the Group’) are principally engaged in the production and distribution of non-alcoholic beverages, under franchise from The Coca-Cola Company (‘TCCC’). The Company distributes its products in Europe and Nigeria. Information on the Company’s operations by segment is included in Note 3.

Coca-Cola Hellenic’s shares are listed on the Athens Stock Exchange, with secondary listings on the London and Australian Stock Exchanges. Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange.

These financial statements were approved for issue by the Board of Directors on 27 March 2009 and are expected to be verified at the Annual General Meeting to be held on 18 June 2009.

Basis of preparation

The consolidated financial statements included in this document are prepared in accordance with International Financial Reporting Standards (‘IFRS’) issued by the International Accounting Standards Board (‘IASB’) and IFRS as adopted by the European Union (‘EU’).

All IFRS issued by the IASB, which apply to the preparation of these financial statements, have been adopted by the EU following an approval process undertaken by the European Commission, except for International Accounting Standard (‘IAS’) 39, Financial Instruments: Recognition and Measurement (‘IAS 39’). Following this process and as a result of representations made by the Accounting Regulatory Committee of the European Council, the latter issued the Directives 2086/2004 and 1864/2005 that require the application of IAS 39 by all listed companies with effect from 1 January 2005, except for specific sections that relate to hedging deposit portfolios. As the Group is not impacted by the sections that relate to hedging deposit portfolios, as reflected in the IAS 39 adopted by the EU, these financial statements have been prepared in compliance with IFRS that have been adopted by the EU and IFRS that have been issued by the IASB.

The consolidated financial statements are prepared under the historical cost convention, as modified by the revaluation of available-for-sale securities and derivative financial instruments.

Basis of consolidation

Subsidiary undertakings are those companies in which the Group, directly or indirectly, has an interest of more than one-half of the voting rights or over which the Group has power to exercise control. Subsidiary undertakings are consolidated from the date on which effective control is transferred to the Group and cease to be consolidated from the date on which control is transferred out of the Group.

The purchase method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured at the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus costs directly attributable to the acquisition. The excess of the cost of acquisition over the fair value of the identifiable net assets acquired of the subsidiary is recorded as goodwill.

All material intercompany transactions and balances between Group companies are eliminated. Where necessary, accounting policies of subsidiaries are modified to ensure consistency with policies adopted by the Group.

Critical accounting judgments and estimates

In conformity with generally accepted accounting principles, the preparation of financial statements for Coca-Cola Hellenic requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities in the financial statements and accompanying notes. Although these estimates are based on management’s knowledge of current events and actions that may be undertaken in the future, actual results may ultimately differ from estimates.

Notes to the Consolidated Financial Statements

1. Basis of preparation and accounting policies (continued)

Income taxes

The Group is subject to income taxes in numerous jurisdictions. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognises liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax provision in the period in which such determination is made.

Impairment of goodwill and indefinite-lived intangible assets

Determining whether goodwill or indefinite-lived intangible assets are impaired requires an estimation of the value in use of the cash-generating units to which they have been allocated. The value in use calculation requires the Group to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate present value. These assumptions and a discussion on how they are established are described in Note 9.

Revenue recognition

Revenues are recognised when all of the following conditions are met: evidence of a binding arrangement exists (generally purchase orders), products have been delivered and there is no future performance required, amounts are collectible under normal payment terms and both revenue and associated costs can be measured reliably.

Revenue is stated net of sales discounts, listing fees and marketing and promotional incentives paid to customers. Listing fees are incentives provided to customers for carrying the Company’s products in their stores. Fees that are subject to contractual-based term arrangements are amortised over the term of the contract. All other listing fees are expensed as incurred. The amount of listing fees capitalised at 31 December 2008 was €36.9m (2007: €42.1m, 2006: €35.9m). Of this balance, €23.2m (2007: €28.0m, 2006: €21.6m) was classified as current prepayments and the remainder as non-current prepayments. Listing fees expensed for the year ended 31 December 2008 amounted to €148.6m (2007: €117.7m, 2006: €71.6m). Marketing and promotional incentives paid to customers during 2008 amounted to €159.6m (2007: €121.4m, 2006: €101.5m).

Coca-Cola Hellenic receives certain payments from TCCC in order to promote sales of Coca-Cola branded products. Contributions for price support and marketing and promotional campaigns in respect of specific customers are recognised as an offset to promotional incentives paid to customers. These reimbursements are accrued and matched to the expenditure to which they relate. In 2008, such contributions totalled €37.6m (2007: €44.1m, 2006: €29.9m).

Earnings per share

Basic earnings per share is calculated by dividing the net profit attributable to shareholders of the Group by the weighted average number of shares that were in existence during the year. Diluted earnings per share takes account of stock options for which the average share price for the year is in excess of the exercise price of the stock option.

Intangible assets

Intangible assets consist mainly of goodwill, trademarks and franchise agreements. Goodwill is the excess of the cost of an acquisition over the fair value of the share of net assets acquired. Goodwill and indefinite-lived intangible assets are tested for impairment annually and whenever there is an indication of impairment. Goodwill and indefinite-lived intangible assets are carried at cost less accumulated impairment losses.

For the purpose of impairment testing, goodwill and other indefinite-lived intangible assets are allocated to each of the Group’s cash-generating units expected to benefit from the business combination in which the goodwill arose. The cash-generating units to which goodwill and other indefinite-lived intangible assets have been allocated are tested for impairment annually, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then pro-rata to the other assets of the unit on the basis of the carrying amount of each asset in the unit. Impairment losses recognised against goodwill are not reversed in subsequent periods.

Intangible assets with finite lives consist mainly of trademarks and water rights and are amortised over their useful economic lives.

Notes to the Consolidated Financial Statements

1. Basis of preparation and accounting policies (continued)

The useful life of trademarks is determined after considering potential limitations that could impact the life of the trademark, such as technological and market limitations and the intent of management. The majority of trademarks recorded by Coca-Cola Hellenic have been assigned an indefinite useful life as they have an established sales history in the applicable region, it is our intention to receive a benefit from them indefinitely and there is no indication that this will not be the case.

The useful life of franchise agreements is based on the term of the respective franchise agreements. The Coca-Cola Company does not grant perpetual franchise rights outside the United States, nonetheless, we believe our franchise agreements will continue to be renewed at each expiration date. Our franchise agreements have therefore been assigned indefinite useful lives.

The useful lives assigned to intangible assets with both finite useful lives and indefinite useful lives are evaluated on an annual basis.

Goodwill and fair value adjustments arising on the acquisition of subsidiaries are included in the assets and liabilities of those subsidiaries. These balances are denominated in the currency of the subsidiary and are translated to euro on a basis consistent with the other assets and liabilities held in the subsidiary.

Property, plant and equipment

All property, plant and equipment is initially recorded at cost and subsequently measured at cost less accumulated depreciation and impairment losses. Subsequent expenditure is added to the carrying value of the asset when it is probable that future economic benefits, in excess of the original assessed standard of performance of the existing asset, will flow to the operation. All other subsequent expenditure is expensed in the period in which it is incurred.

Depreciation is calculated on a straight-line basis to allocate the depreciable amount over the estimated useful life of the assets as follows:

Freehold buildings	40 years
Leasehold buildings and improvements	Over the term of the lease, up to 40 years
Production equipment	4 to 12 years
Vehicles	5 to 8 years
Computer hardware and software	3 to 7 years
Marketing equipment	3 to 10 years
Fixtures and fittings	8 years
Returnable containers	3 to 12 years

Freehold land is not depreciated as it is considered to have an indefinite life.

Residual values and useful lives of assets are reviewed and adjusted if appropriate at each balance sheet date.

Impairment of non-financial assets

Goodwill and other indefinite-lived assets are not subject to amortisation but are tested for impairment at least annually. Property, plant and equipment and other non-financial assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of an asset’s fair value less cost to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable cash flows.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to be prepared for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowing pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalisation.

All other borrowing costs are recognised in the income statement of the period in which they are incurred.

Notes to the Consolidated Financial Statements

1. Basis of preparation and accounting policies (continued)

Investments in associates

Investments in associated undertakings are accounted for by the equity method of accounting. Associated undertakings are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights.

Equity accounting involves recognising the Group’s share of the associates’ profit or loss for the period in the income statement and the share of the post-acquisition movement of reserves in the Group’s reserves. The Group’s interest in each associate is carried in the balance sheet at an amount that reflects its share of the net assets of the associate and includes goodwill on acquisition. When the Group’s share of losses in associates equals or exceeds its interest in the associates, the Group does not recognise further losses, unless the Group has incurred obligations or made payments on behalf of the associates.

Investment in joint ventures

The Group’s interests in its jointly controlled entities are accounted for using the equity method of accounting.  In respect of its interests in jointly controlled operations and jointly controlled assets the Group recognises its share of related assets, liabilities, income and expenses.

Other investments

The Group classifies its investments in debt and equity securities into the following categories: financial assets at fair value through profit or loss (‘FVTPL’), held-to-maturity and available-for-sale. The classification is dependent on the purpose for which the investment was acquired. FVTPL and available-for-sale investments are carried at fair value. Investments that are acquired principally for the purpose of generating a profit from short-term fluctuations in price are classified as FVTPL investments and included in current assets. Investments with a fixed maturity that management has the intent and ability to hold to maturity are classified as held-to-maturity and are included in non-current assets, except for those with maturities within twelve months from the balance sheet date, which are classified as current assets. Investments intended to be held for an indefinite period of time, which may be sold in response to needs for liquidity or changes in interest rates, are classified as available-for-sale and are classified as non-current assets, unless they are expected to be realised within twelve months of the balance sheet date.

Investments are recognised using trade date accounting. They are recognised on the day the Group commits to purchase the investments and derecognised on the day when the Group commits to sell the investments. The cost of purchase includes transaction costs for investments other than those carried at FVTPL. For investments traded in active markets, fair value is determined by reference to stock exchange quoted bid prices.

For other investments, fair value is estimated by reference to the current market value of similar instruments or by reference to the discounted cash flows of the underlying net assets. Gains and losses on investments classified as FVTPL are recognised in the income statement in the period in which they arise. Unrealised gains and losses on available-for-sale investments are recognised in equity until the financial assets are derecognised, at which time the cumulative gains or losses previously in equity are recognised in the income statement.

Held-to-maturity investments are carried at amortised cost using the effective interest rate method. Gains and losses on held-to-maturity investments are recognised in the income statement, when the investments are derecognised or impaired.

Non-current assets held for sale

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be principally recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset (or disposal group) is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

Non-current assets (or disposal groups) classified as held for sale are measured at the lower of the individual assets’ previous carrying amount and their fair value less costs to sell.

Notes to the Consolidated Financial Statements

1. Basis of preparation and accounting policies (continued)

Inventories

Inventories are stated at the lower of cost and net realisable value.

Cost for raw materials and consumables is determined either on a first-in, first-out or weighted average basis, depending on the type of inventory. Cost for work in progress and finished goods is comprised of the cost of direct materials and labour plus attributable overheads. Cost includes all costs incurred in bringing the product to its present location and condition.

Net realisable value is the estimated selling price in the ordinary course of business, less the costs of completion and the estimated costs necessary to make the sale.

Trade receivables

Trade receivables are originally recognised at fair value and subsequently measured at amortised cost. An allowance for doubtful debts is established when there is objective evidence that the Group will not be able to collect all amounts due, according to the original terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganisation, and default or delinquency in payments are considered indicators that the trade receivable is impaired. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. The carrying amount of the asset is reduced through the use of an allowance account, and the amount of the loss is recognised in the income statement within ‘operating expenses’. When a trade receivable is uncollectible, it is written off initially against any allowance made in respect of that receivable in the allowance account for trade receivables with any excess taken to the income statement. Subsequent recoveries of amounts previously written off or allowances no longer required are credited against ‘Operating expenses’ in the income statement.

Trade payables

Trade payables are recognised initially at fair value and, when applicable, subsequently measured at amortised cost using the effective interest rate method.

Foreign currency and translation

The individual financial statements of each Group entity are presented in the currency of the primary economic environment in which the entity operates (its functional currency). For the purpose of the consolidated financial statements, the results and financial position of each entity are expressed in euro, which is the functional currency of the parent entity, and the presentation currency for the consolidated financial statements.

The assets and liabilities of overseas subsidiaries are translated into euro at the rate of exchange ruling at the balance sheet date. The income statements of overseas subsidiaries are translated using the average monthly exchange rate. The exchange differences arising on retranslation are taken directly to equity. On disposal of a foreign entity, accumulated exchange differences are recognised in the income statement as a component of the gain or loss on disposal.

Transactions in foreign currencies are recorded at the rate ruling at the date of transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the rate of exchange ruling at the balance sheet date. All gains and losses arising on retranslation are included in net profit or loss for the period, except for exchange differences arising on assets and liabilities classified as cash-flow hedges which are deferred in equity until the occurrence of the hedged transaction, at which time they are recognised in the income statement.

Cash and cash equivalents

Cash and cash equivalents comprise cash balances and highly liquid investments with a maturity of three months or less when purchased. For the purpose of the cash flow statement, bank overdrafts are considered as borrowings.

Borrowings

All loans and borrowings are initially recognised at the fair value of the consideration received net of transaction costs associated with the loan or borrowing.

After initial recognition, all interest-bearing loans and borrowings are subsequently measured at amortised cost. Amortised cost is calculated by taking into account any discount or premium on settlement which is amortised to the income statement over the period of the borrowings. For liabilities carried at amortised cost which are not part of a hedging relationship, any gain or loss is recognised in the income statement when the liability is derecognised or impaired, as well as through the amortisation process.

Notes to the Consolidated Financial Statements

1. Basis of preparation and accounting policies (continued)

Derivative financial instruments

All derivative financial instruments are initially recognised in the balance sheet at fair value and are subsequently remeasured to their fair value. Changes in the fair values of derivative financial instruments are recognised at each reporting date either in the income statement or in equity, depending on whether the derivative financial instrument qualifies for hedge accounting, and if so, whether it qualifies as a fair value hedge or a cash flow hedge.

The Group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivative financial instruments designated as hedging instruments to specific assets, liabilities, firm commitments or forecast transactions. The Group also documents its assessment, both at the hedge inception and on an ongoing basis, of whether the derivative financial instruments that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

The Group uses financial instruments, including interest rate swaps, options, currency and commodity derivatives. Their use is undertaken only as economic and accounting hedges to manage interest, currency and commodity price risk associated with the Group’s underlying business activities. The Group does not undertake any trading activity in financial instruments.

Changes in the fair values of derivative financial instruments that are designated and qualify as fair value hedges and are effective, are recorded in the income statement, together with the portions of the changes in the fair values of the hedged items that relate to the hedged risks. Changes in the fair value of derivative financial instruments that are designated and effective as hedges of future cash flows are recognised directly in equity and the ineffective portion is recognised immediately in profit or loss. Changes in the fair value of derivative financial instruments that do not qualify for hedge accounting are recognised in profit or loss as they arise. Regular way purchases and sales of financial assets are accounted for at trade date.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting. At that time, any cumulative gain or loss on the hedging instrument recognised in equity is retained in equity until the forecasted transaction occurs. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognised in equity is transferred to net profit or loss for the period.

Financial Risk

Credit risk

The Group has no significant concentrations of credit risk. Policies are in place to ensure that credit sales of products and services are made to customers with an appropriate credit history. Derivative counterparties and cash transactions are limited to high credit quality financial institutions. The Group has policies that limit the amount of credit exposure to any single financial institution.

Liquidity risk

The Group actively manages liquidity risk to ensure there are sufficient funds available for any short-term and long-term commitments. Bank overdrafts and bank facilities, both committed and uncommitted, are used to manage this risk.

Leases

Leases of property, plant and equipment, where the Group has substantially all the risks and rewards of ownership, are classified as finance leases. Other leases are classified as operating leases.

Rentals paid under operating leases are charged to the income statement on a straight-line basis over the life of the lease.

Finance leases are capitalised at the inception of the lease at the lower of the fair value of the leased assets and the present value of the minimum lease payments. Each lease payment is allocated between liability and finance charges to achieve a constant rate on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in other long-term borrowings. The interest element of the finance cost is charged to the income statement over the lease period. Property, plant and equipment acquired under finance leases is depreciated in accordance with the Group policy for owned assets of the same class unless there is no reasonable certainty that the Group will obtain ownership of the asset at the end of the lease term. In this case, property, plant and equipment acquired under finance lease is depreciated over the shorter of the useful life of the asset and the lease term.

Notes to the Consolidated Financial Statements

1. Basis of preparation and accounting policies (continued)

Provisions

Provisions are recognised as follows: when the Group has a present obligation (legal or constructive) as a result of a past event; when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and when a reliable estimate can be made of the amount of the obligation. Where the Group expects a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognised as a separate asset when such reimbursement is virtually certain. If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognised as an interest expense.

Employee benefits - pensions and post retirement benefits

The Group operates a number of defined benefit and defined contribution pension plans in its territories.

The defined benefit plans are made up of both funded and unfunded pension plans and employee leaving indemnities. The assets of funded plans are generally held in separate trustee-administered funds and are financed by payments from employees and/or the relevant Group companies.

The liability recognised in the balance sheet in respect of defined benefit plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of the plan assets, together with adjustments for unrecognised actuarial gains or losses and past service costs.

For defined benefit pension plans, pension costs are assessed using the projected unit credit method. Actuarial gains and losses are recognised as income or expense, when the cumulative unrecognised actuarial gains or losses for each individual plan exceed 10% of the greater of the defined benefit obligation or the fair value of plan assets. The defined benefit obligations are measured at the present value of the estimated future cash outflows using interest rates of corporate or government bonds, depending on whether or not there is a deep market for corporate bonds in the relevant country, which have terms to maturity approximating the terms of the related liability. Actuarial gains and losses arising from experience adjustments or changes in assumptions are recognised over the average remaining service lives of participating employees. Past service cost is recognised immediately to the extent that the benefits are already vested and otherwise amortised over the average remaining service lives of the participating employees.

A number of the Group’s operations have other long service benefits in the form of jubilee plans. These plans are measured at the present value of the estimated future cash outflows with immediate recognition of actuarial gains and losses.

The Group’s contributions to the defined contribution pension plans are charged to the income statement in the period to which the contributions relate.

Share-based payments

Coca-Cola Hellenic issues equity-settled (stock options) and cash-settled (stock appreciation rights) share-based payments to its senior managers.

Equity-settled share-based payments are measured at fair value at the date of grant using a binomial stock option valuation model. Fair value reflects the parameters of the compensation plan, the risk-free interest rate, the expected volatility, the dividend yield and the early exercise experience of the Group’s plans. Expected volatility is determined by calculating the historical volatility of Coca-Cola Hellenic’s share price over previous years. The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period.

For cash-settled share-based payments, a liability equal to the portion of the vested stock appreciation rights is recognised at the current fair value determined at each balance sheet date using the same model and inputs as used for determining the fair value of stock options.

In addition, the Group operates a stock purchase plan, in which eligible employees can participate. The Group’s contributions to the stock purchase plan are charged to the income statement over their vesting period. Any unvested shares held by the trust are owned by the Group and are recorded at cost in the balance sheet within equity as shares held for equity compensation plan until they vest.

Notes to the Consolidated Financial Statements

1. Basis of preparation and accounting policies (continued)

Termination benefits

Termination benefits are payable whenever an employee’s employment is terminated before the normal retirement date or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognises termination benefits when it is demonstrably committed to either terminate the employment of current employees or to provide termination benefits as a result of an offer made to encourage voluntary redundancy.

Taxes

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the Company’s subsidiaries, joint ventures and associates operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulations is subject to interpretation and establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred tax is provided using the liability method for all temporary differences arising between the tax bases of assets and liabilities and their carrying values for financial reporting purposes. However, the deferred tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Tax rates enacted or substantially enacted at the balance sheet date are those that are expected to apply when the deferred tax asset is realised or deferred tax liability is settled.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred tax is provided on temporary differences arising on investments in subsidiaries, associates and joint ventures, except where the timing of the reversal of the temporary difference can be controlled by the Group, and it is probable that the temporary difference will not reverse in the foreseeable future.

Franchise incentive arrangements

TCCC, at its sole discretion, provides the Group with various incentives, including contributions toward the purchase of cold drink equipment. Payments are made on placement of coolers and are based on franchise incentive arrangements. The terms and conditions of these arrangements require reimbursement if certain conditions stipulated in the agreements are not met, including minimum volume through-put requirements. Support payments received from TCCC for the placement of cold drink equipment are deducted from the cost of the related asset.

Share capital

There is only one class of shares. When new shares are issued, they are recorded in share capital at their par value. The excess of the issue price over the par value is recorded to the share premium reserve.

Incremental external costs directly attributable to the issue of new shares or to the process of returning capital to shareholders are recorded in equity as a deduction, net of tax, in the share premium reserve.

Dividends

Dividends are recorded in the Group’s financial statements in the period in which they are approved by the Group’s shareholders, with the exception of the statutory minimum dividend.

Under Greek corporate legislation, companies are annually required to declare dividends of at least 35% of unconsolidated adjusted after-tax IFRS profits. This statutory minimum dividend is recognised as a liability.

Comparative figures

Comparative figures have been reclassified where necessary to conform with changes in presentation in the current year.

Accounting pronouncements adopted in 2008

In the current year, the Group has adopted all of the new and revised standards and interpretations issued by the IASB and the International Financial Reporting Interpretation Committee (‘IFRIC’) of the IASB that are relevant to its operations and effective for accounting periods beginning on or after 1 January 2008. None of these Standards and interpretations had a significant effect on the financial statements of the Company.

Notes to the Consolidated Financial Statements

1. Basis of preparation and accounting policies (continued)

In November 2006, the IFRIC issued IFRIC 11, IFRS 2—Group and Treasury Share Transactions. IFRIC 11 clarifies the application of IFRS 2, Share-based Payments, to certain share-based payment arrangements involving the entity’s own equity instruments and to arrangements involving equity instruments of the entity’s parent company. IFRIC 11 is effective for annual periods beginning on or after 1 March 2007. This interpretation did not impact the Group’s financial statements.

In November 2006 the IFRIC issued IFRIC 12, Service Concession Arrangements. IFRIC 12 sets out the general principles on recognising and measuring the obligations and related rights in service concession arrangements. IFRIC 12 is effective for annual periods beginning on or after 1 January 2008. Since the Group is not involved in concession arrangements, this interpretation did not impact the Group’s financial statements.

In July 2007, the IFRIC issued IFRIC 14, IAS 19 — The limit on a defined benefit asset, minimum funding requirements and their interaction, which is effective from 1 January 2008. IFRIC 14 provides guidance on assessing the limit in IAS 19, Employee Benefits, on the amount of the surplus of the fair value of plan assets over the present value of defined benefit obligations that can be recognised as an asset. It also explains how the pension asset or liability may be affected by a statutory or contractual minimum funding requirement. This interpretation did not impact the Group’s financial statements.

In October 2008, the IASB issued amendments to IAS 39, Financial Instruments: Recognition and Measurement and IFRS 7, Financial Instruments: Disclosures. The amendments permit the reclassification of some financial instruments out of the fair-value-through-profit-or-loss category and out of the available-for-sale category. The amendments are effective 1 July 2008. There was no impact to the Group’s financial statements as a result of these amendments.

Accounting pronouncements not yet adopted

At the date of approval of these financial statements, the following standards and interpretations were issued but not yet effective:

In November 2006, the IASB issued IFRS 8, Operating Segments, which replaces IAS 14, Segment Reporting. IFRS 8 introduces new disclosure requirements relating to segmental reporting and provides guidance on operating segments. IFRS 8 also expands significantly the requirements for segment information at interim reporting dates. The EU endorsed IFRS 8 in November 2007. IFRS 8 is applicable for annual periods beginning on or after 1 January 2009. Earlier application is permitted. This standard is not expected to have a material effect on the disclosure within the Group’s financial statements.

In March 2007, the IASB issued a revision of IAS 23, Borrowing Costs. Under the revised standard, entities will no longer have the option to immediately recognise, as an expense, borrowing costs related to the acquisition, construction, or production of qualifying assets that require a substantial period of time to be prepared for their intended use or sale. These costs must now be capitalised as part of the cost of the asset. The revised standard is applicable for annual periods beginning on or after 1 January 2009. The Group already has a policy of capitalising applicable borrowing costs and therefore this revision will not have any effect on the Group’s financial statements.

In July 2007, the IFRIC issued IFRIC 13, Customer loyalty programmes, which is effective for annual periods beginning on or after 1 July 2008. IFRIC 13 requires that where goods or services are sold together with a customer loyalty incentive (for example, loyalty points or free products), the arrangement is treated as a multiple-element arrangement and the consideration receivable from the customer is allocated between the components of the arrangement using fair values. The Group’s operations do not engage in any significant customer loyalty programmes and therefore the interpretation is not expected to have a material impact on the Group’s financial statements.

In September 2007, the IASB issued a revision of IAS 1, Presentation of Financial Statements. The revised standard will prohibit the presentation of comprehensive income in the statement of changes in equity, requiring ‘non-owner changes in equity’, such as comprehensive income, to be presented separately from ‘owner changes in equity’. All non-owner changes in equity will be required to be shown either in one performance statement (the statement of comprehensive income) or two statements (the income statement and statement of comprehensive income). The revised standard is effective for annual periods beginning on or after 1 January 2009, with early adoption being permitted. The Group is currently evaluating the impact this revision will have on its financial statements.

Notes to the Consolidated Financial Statements

1. Basis of preparation and accounting policies (continued)

In January 2008, the IASB issued a revised version of IFRS 3, Business Combinations. The revised standard still requires the purchase method of accounting to be applied to business combinations but will introduce some changes to existing accounting treatment. For example, contingent consideration should be measured at fair value at the date of acquisition and subsequently remeasured to fair value with changes recognised in profit or loss. Goodwill may be calculated based on the parent’s share of net assets or it may include goodwill related to the minority interest. All transaction costs will be expensed. The standard is applicable to business combinations occurring in annual periods beginning on or after 1 July 2009. Assets and liabilities arising from business combinations occurring before the date of adoption by the Group will not be restated and thus there will be no effect on the Group’s reported income or net assets on adoption. The revised standard has not yet been adopted by the EU. The revised standard will be applied prospectively to transactions occurring after the implementation date. It is therefore not possible to assess in advance the impact of the revision on the financial statements of the Group.

In January 2008, the IASB issued an amendment to IAS 27, Consolidated and Separate Financial Statements. The amendment relates primarily to the accounting for non-controlling interests and the loss of control of a subsidiary. The amendment requires the effects of all transactions with non-controlling interests to be recorded in equity if there is no change in control and these transactions will no longer result in goodwill or gains and losses. Additionally, any remaining interest in a non-controlling interest is re-measured to fair value.  The amended standard is applicable to annual periods beginning on or after 1 July 2009. The amended standard will be applied prospectively to transactions occurring after the implementation date. It is therefore not possible to assess in advance the impact of the amendment on the financial statements of the Company.

In January 2008, the IASB issued an amendment to IFRS 2, Share-Based Payment. The amendment clarifies that only service conditions and performance conditions are vesting conditions, and other features of a share-based payment are not vesting conditions. In addition, it specifies that all cancellations, whether by the entity or by other parties, should receive the same accounting treatment. The amendment is effective for annual periods beginning on or after 1 January 2009. The amendment to the standard is not expected to have an effect on the Group’s financial statements.

In February 2008, the IASB issued an amendment to IAS 32, Financial Instruments: Presentation and an amendment to IAS 1, Presentation of Financial Statements. The amended standards require entities to classify puttable financial instruments and instruments, or components of instruments that impose on the entity an obligation to deliver to another party a pro-rata share of the net assets of the entity only on liquidation as equity, where those financial instruments have particular features and meet specific conditions. These amendments are effective for annual periods beginning on or after 1 January 2009. These amendments to the standards are not expected to have an effect on the Group’s financial statements.

In November 2008, the IFRIC issued IFRIC 17, Distribution of Non-cash Assets to Owners. The interpretation applies to pro-rata distributions of non-cash assets and clarifies the recognition and measurement criteria for dividends. IFRIC 17 is effective for annual periods beginning on or after 1 July 2009. The interpretation is not expected to have a material impact on the Group’s financial statements.

In January 2009, the IFRIC issued IFRIC 18, Transfers of Assets from Customers. The IFRIC relates to agreements in which an entity receives from a customer an item of property, plant, and equipment that the entity must then use either to connect the customer to a network or to provide the customer with ongoing access to a supply of goods or services or both. If the transferred asset meets the definition of an asset, it must be recorded by the entity at its fair value on the date of the transfer. IFRIC 18 is effective for transfers received on or after 1 July 2009. As of the date of these financial statements, the Group has not entered into any such agreements. The interpretation is not expected to have an impact on the Group’s financial statements.

Notes to the Consolidated Financial Statements

2. Exchange rates

Coca-Cola Hellenic translates the income statements of subsidiary operations to euro at average exchange rates and the balance sheets at the closing exchange rates at 31 December. The principal exchange rates used for transaction and translation purposes in respect of one euro are:

	Average 2008	Average 2007	Average 2006	Closing 2008	Closing 2007
US dollar	1.48	1.37	1.26	1.42	1.45
UK sterling	0.80	0.69	0.68	0.97	0.73
Polish zloty	3.55	3.78	3.90	4.20	3.61
Nigerian naira	176.81	172.50	161.38	200.84	171.46
Hungarian forint	252.60	251.46	264.61	265.98	254.23
Swiss franc	1.58	1.64	1.57	1.50	1.67
Russian rouble	36.69	35.06	34.11	41.37	35.93
Romanian leu	3.69	3.34	3.52	3.99	3.53
Ukrainian hryvnia	7.75	6.95	6.36	10.86	7.42

3. Segmental analysis

Coca-Cola Hellenic has one business, being the production, distribution and sale of alcohol-free, ready-to-drink beverages. The Group operates in 28 countries, and its financial results are reported in the following segments:

Established countries:	Austria, Cyprus, Greece, Italy, Northern Ireland, Republic of Ireland and Switzerland.

Developing countries:	Croatia, Czech Republic, Estonia, Hungary, Latvia, Lithuania, Poland, Slovakia and Slovenia.

Emerging countries:	Armenia, Belarus, Bosnia and Herzegovina, Bulgaria, FYROM, Moldova, Montenegro, Nigeria, Romania, Russia, Serbia, and Ukraine.

The Group’s operations in each of its segments have similar economic characteristics, production processes, customers, and distribution methods. The Group evaluates performance and allocates resources primarily based on operating profit. The accounting policies of the Group’s reportable segments are the same as those described in the accounting policies (refer to Note 1).

There are no material amounts of sales or transfers between the Group’s segments.

Year ended 31 December	Note	2008 € million	2007 € million	2006 € million
Net sales revenue
Established		2,704.0	2,634.6	2,474.1
Developing		1,348.4	1,186.0	993.2
Emerging		2,928.3	2,641.3	2,149.0
Total net sales revenue		6,980.7	6,461.9	5,616.3
EBITDA(1)
Established		369.8	412.6	382.7
Developing		193.5	186.8	144.3
Emerging		475.7	467.2	347.9
Total EBITDA		1,039.0	1,066.6	874.9
Depreciation of property, plant and equipment
Established		(108.1)	(116.6)	(125.9)
Developing		(72.8)	(70.8)	(66.1)
Emerging		(184.5)	(166.6)	(137.1)
Total depreciation of property, plant and equipment	10	(365.4)	(354.0)	(329.1)

(1)   Earnings before interest, tax, depreciation, amortisation and other non-cash items.

Notes to the Consolidated Financial Statements

3. Segmental analysis (continued)

Year ended 31 December	Note	2008 € million	2007 € million	2006 € million
Amortisation of intangible assets
Established		(1.1)	(1.3)	(2.1)
Developing		(0.4)	(0.3)	(0.1)
Emerging		(2.2)	(1.8)	(0.2)
Total amortisation of intangible assets	9	(3.7)	(3.4)	(2.4)
Other non-cash items(2)
Established		(184.3)	(5.2)	(22.3)
Developing		(0.7)	(0.5)	(4.9)
Emerging		(30.3)	(0.9)	(9.1)
Total other non-cash items		(215.3)	(6.6)	(36.3)
Operating profit
Established		79.6	291.8	234.2
Developing		118.6	114.7	73.3
Emerging		256.4	296.1	199.6
Total operating profit		454.6	702.6	507.1
Interest expense and finance charges
Established		(105.6)	(95.9)	(56.4)
Developing		(5.7)	(4.2)	(4.0)
Emerging		(76.6)	(37.6)	(15.4)
Corporate		(213.6)	(176.0)	(139.0)
Intersegment interest expense		282.9	215.8	127.3
Total interest expense and finance charges	6	(118.6)	(97.9)	(87.5)
Interest income
Established		20.9	23.2	2.8
Developing		5.6	4.1	2.0
Emerging		44.9	25.3	3.1
Corporate		228.4	174.9	130.4
Intersegment interest income		(282.9)	(215.8)	(127.3)
Total interest income	6	16.9	11.7	11.0
Income tax expense
Established		(48.7)	(59.9)	(44.1)
Developing		(26.2)	(21.3)	(8.6)
Emerging		(28.6)	(46.0)	(27.2)
Corporate		(2.9)	(1.2)	(10.0)
Total income tax expense	7	(106.4)	(128.4)	(89.9)
Reconciling items
Net foreign exchange translation gains	6	(6.7)	0.4	0.1
Share of results of equity investments	11	0.1	(1.6)	0.4
Net profit		239.9	486.8	341.2

(2)   Other non-cash items comprise adjustments to intangible assets of €1.2m (2007: €0.8m, 2006: €7.8m) (refer to Note 5), stock option expenses of €9.3m (2007: €5.8m, 2006: €4.0m) (refer to Note 32) and in 2008, impairment of intangible assets of €189.0m (refer to Note 9) and the impact of the fire in Benin City, Nigeria of €15.8m (refer to Note 5).

Notes to the Consolidated Financial Statements

3. Segmental analysis (continued)

Year ended 31 December	Note	2008 € million	2007 € million	2006 € million
Expenditure on non-current assets(3)
Established		156.0	175.1	175.3
Developing		132.0	125.0	92.1
Emerging		306.4	252.5	251.9
Total capital expenditure		594.4	552.6	519.3
Intangible assets arising on acquisitions and adjustments to intangible assets arising on acquisitions
Established		239.1	16.4	19.3
Developing		—	—	1.7
Emerging		(8.5)	44.2	12.9
Total intangible assets arising on acquisitions and adjustments to intangible assets arising on acquisitions	9	230.6	60.6	33.9
Assets
Established		3,390.0	3,099.1	3,111.2
Developing		1,081.0	1,097.4	951.6
Emerging		2,724.6	2,616.3	1,938.6
Corporate (less intersegment receivables)		326.2	(178.5)	81.9
Total assets		7,521.8	6,634.3	6,083.3
Liabilities
Established		2,715.2	2,482.5	2,206.0
Developing		354.8	368.3	290.0
Emerging		1,359.1	1,096.2	590.3
Corporate (less intersegment payables)		161.9	(365.0)	272.9
Total liabilities		4,591.0	3,582.0	3,359.2

The net sales revenue from external customers and the balance of long-lived assets attributed to Greece (the Group’s country of domicile), the Russian Federation and Italy (whose revenues from external customers or long-lived assets are significant compared to the combined Group revenues from external customers or long-lived assets) and the total of all other countries, as well as the entire Group were as follows for the years ended 31 December:

	2008 € million	2007 € million	2006 € million
Non-current assets(4)
Greece	197.2	197.7	202.8
Russian Federation	859.8	757.2	507.1
Italy	1,086.0	789.5	798.5
All countries, other than Greece, the Russian Federation and Italy	2,807.8	3,065.4	2,880.2
Total non-current assets	4,950.8	4,809.8	4,388.6
Net sales revenue from external customers
Greece	728.9	699.0	639.3
Russian Federation	1,122.3	1,046.6	848.5
Italy	904.2	861.7	791.8
All countries, other than Greece, the Russian Federation and Italy	4,225.3	3,854.6	3,336.7
Total net sales revenue from external customers	6,980.7	6,461.9	5,616.3

(3)   Total additions of property, plant and equipment for the year ended 31 December 2008 was €760.5m (2007: €666.7m, 2006: €557.4m).

(4)   Excluding financial instruments and deferred tax assets.

Notes to the Consolidated Financial Statements

4. Operating profit

The following items have been included in arriving at the operating profit for the years ended 31 December:

	2008 € million	2007 € million	2006 € million
Depreciation of property, plant and equipment (refer to Note 10)	365.4	354.0	329.1
Impairment of intangible assets (refer to Note 9)	189.0	—	—
Impairment of property, plant and equipment (refer to Note 5)	—	—	24.5
Impact of the fire in Benin City, Nigeria (refer to Note 5)	15.8	—	—
Gain on disposal of non-current assets	(12.3)	(3.9)	(11.1)

Operating lease charges
Plant and equipment	52.3	25.7	29.5
Property	47.2	48.7	23.1
Total operating lease charges	99.5	74.4	52.6

Provision set aside for doubtful debts (refer to Note 16)	16.6	9.9	8.3

Staff costs
Wages and salaries	844.5	783.6	660.9
Social security costs	154.7	142.0	128.6
Pension and other employee benefits	154.6	151.0	139.8
Termination benefits	5.4	7.5	29.0
Total staff costs	1,159.2	1,084.1	958.3

Impairment of property, plant and equipment in 2006 was recorded in operating expenses. The average number of full-time equivalent employees in 2008 was 47,641 (2007: 45,500, 2006: 42,942m).

5. Operating expenses

Operating expenses for the years ended 31 December comprise:

	2008 € million	2007 € million	2006 € million
Selling expenses	1,059.0	983.6	857.3
Delivery expenses	658.7	565.9	490.2
Administrative expenses	419.8	392.5	322.9
Restructuring costs	—	—	51.8
Stock option expense (refer to Note 32)	9.3	5.8	4.0
Amortisation of intangible assets (refer to Note 9)	3.7	3.4	2.4
Adjustments to intangible assets (refer to Note 9)	1.2	0.8	7.8
Other	—	—	9.6
Operating expenses	2,151.7	1,952.0	1,746.0
Non-recurring items	15.8	—	—
Impairment of intangible assets (refer to Note 9)	189.0	—	—
Total operating expenses	2,356.5	1,952.0	1,746.0

Notes to the Consolidated Financial Statements

5. Operating expenses (continued)

Restructuring costs

	2008 € million	2007 € million	2006 € million
Cash restructuring expenses	—	—	36.0
Impairment of property, plant and equipment	—	—	9.5
Accelerated depreciation	—	—	6.3
Total restructuring costs	—	—	51.8

On 24 February 2006, production in the Athens plant ceased. In addition, on 10 March 2006, the Greek warehouses in Messologi, Corfu and Rhodes closed. Additional restructuring was undertaken in Greece in December 2006, following an organisational streamlining across the administrative support and logistic functions. A total restructuring charge for Greece of €22.1m (cash and non-cash) was recorded in the full year of 2006. In Nigeria, restructuring charges in the full year of 2006 amounted to €7.9m (cash and non-cash). Production that was carried out at the Onitsha and Makurdi plants was transferred to other production sites within Nigeria. In addition, our Nigerian operation invested in a new production facility in Abuja. In Ireland, during the full year of 2006, €6.3m of accelerated depreciation and €1.5m of redundancy charges were recorded in relation to the project to develop a single all-island production facility. In Croatia, €5.1m of restructuring charges were recorded in 2006 in respect of rationalisation of the delivery function by outsourcing it to third party contractors. A further €8.9m of restructuring charges was incurred in 2006 in relation to other restructuring activities throughout the Group.

Adjustments to intangible assets

During 2008, 2007 and 2006, the Group recognised deferred tax assets on losses that had previously not been recognised on acquisition of CCB by HBC. In accordance with IAS 12 revised, Income Taxes, when deferred tax assets on losses have not been recognised on acquisition and are subsequently recognised, both goodwill and deferred tax assets are adjusted with corresponding entries to operating expense and tax in the income statement. Therefore, a charge of €1.2m (2007: €0.8m, 2006: €7.8m) has been recorded in operating expense for the full year of 2008 and a deferred tax credit of €0.9m (2007: €0.6m, 2006: €7.8m) included within tax on the income statement.

Non-recurring items

On 19 December 2008 a production plant in Benin City, Nigeria, owned by the Nigerian Bottling Company plc in which the Company has a 66% interest, was substantially damaged by fire. An impairment charge has been recorded on certain assets totalling €15.8m, pending resolution with the insurers of the resulting claim. Of this impairment charge, €9.8m related to impairment of property, plant and equipment, and €4.5m related to the impairment of inventory balances.

Other

Other items in 2006 consist of impairment of bottles and crates in Austria, Bulgaria, Nigeria, Poland, Greece and some other markets, following a decision to accelerate the implementation of the Group’s refillable bottle strategy, for a total of €15.0m, the gain from the sale of the production site in Dublin of €14.7m and the provision for the fine imposed by the Greek Competition Authority of €9.3m (refer to Note 24).

6. Finance costs

Net finance costs for the years ended 31 December comprise:

	2008 € million	2007 € million	2006 € million
Interest income	16.9	11.7	11.0

Interest expense	(103.9)	(87.5)	(80.9)
Net foreign exchange translation (losses) / gains	(6.7)	0.4	0.1
Finance charges paid with respect to finance leases	(14.7)	(10.4)	(6.6)
Total finance costs	(125.3)	(97.5)	(87.4)
Finance costs (net)	(108.4)	(85.8)	(76.4)

Capitalised borrowing costs amounted to €6.4m (2007: €5.3m, 2006: €4.1m). The interest rate used for the capitalisation of borrowing costs of the Group for the year was 4.68% (2007: 4.84%, 2006: 3.72%).

Notes to the Consolidated Financial Statements

7. Tax

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the tax rate of the home country of the Company as follows:

	2008 € million	2007 € million	2006 € million
Profit before tax per the income statement	346.3	615.2	431.1

Tax calculated at a tax rate of 25% (2007: 25%, 2006: 29%)	86.6	153.8	125.0
Effect of different tax rates in foreign jurisdictions	(35.6)	(31.7)	(27.5)
Additional local taxes in foreign jurisdictions	16.2	17.4	20.6
Tax holidays in foreign jurisdictions	(2.3)	(3.0)	(3.1)
Expenses non-deductible for tax purposes	91.7	28.6	23.0
Income not subject to tax	(42.5)	(32.7)	(23.9)
Changes in tax laws and rates	0.1	(1.3)	(0.9)
Current year tax losses not recognised	1.3	0.6	1.3
Recognition of pre-acquisition deferred tax assets	(0.9)	(0.6)	(7.8)
Utilisation of previously unrecognised post-acquisition tax losses	(0.1)	(0.6)	(0.7)
Recognition of previously unrecognised post-acquisition tax losses	(0.5)	(3.4)	(8.2)
Other	(7.6)	1.3	(7.9)
Income tax charge per the income statement	106.4	128.4	89.9

The reduction of the applicable tax rate is related to the reduction in the statutory tax rates in Greece and Russia.

The income tax charge for the years ended 31 December is as follows:

	2008 € million	2007 € million	2006 € million
Current tax charge	108.1	114.0	85.0
Deferred tax (credit) / charge (refer to Note 13)	(0.8)	15.0	12.7
Pre-acquisition deferred tax assets recognised subsequent to acquisition of CCB and reflected in goodwill (refer to Note 5)	(0.9)	(0.6)	(7.8)
Total income tax charge	106.4	128.4	89.9

8. Earnings per share

The calculation of the basic and diluted earnings per share attributable to the shareholders of the parent entity is based on the following data:

	2008	2007	2006
Net profit attributable to shareholders of the Group (€ million)	227.6	472.3	333.7
Weighted average number of ordinary shares for the purposes of basic earnings per share (million)	364.8	363.1	361.8
Effect of dilutive stock options (million)	1.5	1.5	0.8
Weighted average number of ordinary shares for the purposes of diluted earnings per share (million)	366.3	364.6	362.6
Basic and diluted earnings per share (€)	0.62	1.30	0.92

Given the effect of rounding, basic and diluted earnings per share equal the same amount.

Notes to the Consolidated Financial Statements

9. Intangible assets

	Goodwill € million	Franchise agreements € million	Trademarks € million	Other intangible assets € million	Total € million
Cost
As at 1 January 2008	1,769.0	10.1	119.8	20.5	1,919.4
Additions	—	—	—	4.4	4.4
Arising on recognition of deferred tax assets in connection with the acquisition of CCB (refer to Note 5)	(1.2)	—	—	—	(1.2)
Intangible assets arising on current year acquisitions (refer to Note 30)	89.1	150.0	—	—	239.1
Adjustments to intangible assets arising on prior year acquisitions (refer to Note 30)	(7.0)	—	—	(1.5)	(8.5)
Disposals	(6.6)	—	(17.5)	(0.2)	(24.3)
Foreign currency translation	(0.9)	(0.2)	(10.4)	(0.3)	(11.8)
As at 31 December 2008	1,842.4	159.9	91.9	22.9	2,117.1
Amortisation
As at 1 January 2008	—	—	1.4	5.0	6.4
Charge for the year	—	—	1.3	2.4	3.7
Impairment	185.3	—	3.7	—	189.0
As at 31 December 2008	185.3	—	6.4	7.4	199.1
Net book value as at 1 January 2008	1,769.0	10.1	118.4	15.5	1,913.0
Net book value as at 31 December 2008	1,657.1	159.9	85.5	15.5	1,918.0
Cost
As at 1 January 2007	1,734.7	10.2	115.1	8.7	1,868.7
Additions	—	—	—	5.8	5.8
Arising on recognition of deferred tax assets in connection with the acquisition of CCB (refer to Note 5)	(0.8)	—	—	—	(0.8)
Intangible assets arising on current year acquisitions (refer to Note 30)	44.6	—	7.6	6.0	58.2
Intangible assets arising on prior year acquisitions	2.4	—	—	—	2.4
Arising on Fonti del Vulture(5)	(2.2)	—	—	—	(2.2)
Foreign currency translation	(9.7)	(0.1)	(2.9)	—	(12.7)
As at 31 December 2007	1,769.0	10.1	119.8	20.5	1,919.4
Amortisation
As at 1 January 2007	—	—	0.6	2.4	3.0
Charge for the year	—	—	0.8	2.6	3.4
As at 31 December 2007	—	—	1.4	5.0	6.4
Net book value as at 1 January 2007	1,734.7	10.2	114.5	6.3	1,865.7
Net book value as at 31 December 2007	1,769.0	10.1	118.4	15.5	1,913.0

Goodwill and other indefinite-lived intangible assets are allocated to the Group’s cash-generating units, which correspond to the country of operation, for both management and impairment testing purposes.

(5)

On 5 July 2006, the Group acquired, jointly with TCCC, 100% of Fonti del Vulture S.r.l. (‘Fonti del Vulture’), a producer of high quality mineral water in Italy, which was originally accounted for using the proportionate consolidation method of accounting. The finalisation of the arrangements for the Group’s and TCCC’s relationship with Fonti del Vulture resulted in the assets and liabilities of the acquired entity being retained by Fonti del Vulture (where they are subject to the equity method of accounting) rather than being distributed to the owners of Fonti del Vulture. This change was reflected in the income statement and cash flow statement for the year ended 31 December 2007 and in the balance sheet as at 31 December 2007.

Notes to the Consolidated Financial Statements

9. Intangible assets (continued)

The following table sets forth the carrying value of intangible assets subject to, and not subject to amortisation:

	2008 € million	2007 € million
Intangible assets not subject to amortisation
Goodwill	1,657.1	1,769.0
Trademarks	82.1	110.1
Franchise agreements	159.9	10.1
	1,899.1	1,889.2
Intangible assets subject to amortisation
Trademarks	3.4	8.3
Water rights	2.8	4.9
Distribution rights	0.1	0.2
Other intangible assets	12.6	10.4
Total	1,918.0	1,913.0

The following table sets forth the carrying value of goodwill and other indefinite-lived intangible assets for those countries that are considered significant in comparison with the Group’s total carrying value of goodwill and other indefinite-lived intangible assets, as at 31 December 2008.

	Goodwill € million	Franchise agreements € million	Total € million
Italy	646.5	150.0	796.5
Switzerland	307.0	—	307.0
Total Ireland	288.9	—	288.9
Total	1,242.4	150.0	1,392.4

The Company conducts a test for impairment of goodwill and indefinite-lived intangible assets in accordance with IAS 36 Impairment of Assets annually and whenever there is an indication of impairment. In 2008, this test indicated that the carrying amounts of certain goodwill and indefinite-lived intangible assets exceeded their fair values and consequently that those assets were impaired.  As a result, an impairment charge of €189.0m was recognised in the fourth quarter of 2008, reducing the carrying amount of goodwill and indefinite-lived intangible assets. Of this charge, €176.0m relates to the Company’s Irish operations, included in our established countries segment and €13.0m relates to the Fresh & Co. juice business in Serbia, included in our emerging countries segment. The impairment charge relating to our Irish operations resulted primarily from the deterioration of their economies, reflected across most key macro-economic indicators, as well as the significant devaluation of the sterling against the euro. No impairment was indicated in 2007 or 2006.

The recoverable amount of each operation has been determined through a value-in-use calculation. That calculation uses cash flow projections based on financial budgets approved by the Board of Directors covering a three-year period. Due to the nature of the Group’s main business activities, cash flow projections have been extended over ten years. Cash flow projections for years four to ten have been projected by management based on operation and market specific high-level assumptions including growth rates, discount rates and forecasted selling prices and direct costs.

Management determined gross margins based on past performance, expectations for the development of the market and expectations about raw material costs. The growth rates used in perpetuity reflect the forecasts in line with management beliefs. These forecasts exceed, in some cases, those expected for the industry in general, due to the strength of our brand portfolio. Management estimates discount rates using rates that reflect current market assessments of the time value of money and risks specific to the countries of operation.

Notes to the Consolidated Financial Statements

9. Intangible assets (continued)

For those countries that are considered significant in comparison with the Group’s total carrying value of goodwill and other indefinite-lived intangible assets, as at 31 December 2008, cash flows beyond the ten-year period (the period in perpetuity) have been extrapolated using the estimated growth and discount rates stated below:

	Growth rate in perpetuity (%)		Discount rate (%)
	2008	2007	2008	2007
Italy	3.0	3.0	7.5	7.3
Switzerland	2.3	3.0	7.3	7.2
Total Ireland	2.5	2.8	7.5	7.3

Management believes that where impairment charges have not already been recorded, any reasonably possible change in any of the key assumptions would not cause the operation’s carrying amount to exceed its recoverable amount.

10. Property, plant and equipment

	Land and buildings € million	Plant and equipment € million	Returnable containers € million	Assets under construction € million	Total € million
Cost
As at 1 January 2008	1,162.4	3,096.5	261.6	341.2	4,861.7
Additions	13.6	242.5	51.3	453.1	760.5
Arising on acquisitions	41.3	21.4	2.9	0.2	65.8
Disposals	(16.1)	(148.3)	(27.0)	(0.8)	(192.2)
Reclassified to assets held for sale (refer to Note 17)	(5.8)	(18.8)	—	—	(24.6)
Reclassifications	115.8	353.4	6.2	(475.4)	—
Foreign currency translation	(94.1)	(263.3)	(17.7)	(35.9)	(411.0)
As at 31 December 2008	1,217.1	3,283.4	277.3	282.4	5,060.2
Depreciation
As at 1 January 2008	205.8	1,713.7	84.4	—	2,003.9
Charge for the year	31.2	305.2	29.0	—	365.4
Impairment	2.9	6.9	—	—	9.8
Disposals	(5.4)	(130.0)	(21.4)	—	(156.8)
On assets reclassified to held for sale (refer to Note 17)	(0.7)	(12.9)	—	—	(13.6)
Foreign currency translation	(14.7)	(121.6)	(6.4)	—	(142.7)
As at 31 December 2008	219.1	1,761.3	85.6	—	2,066.0
Net book value as at 1 January 2008	956.6	1,382.8	177.2	341.2	2,857.8
Net book value as at 31 December 2008	998.0	1,522.1	191.7	282.4	2,994.2
Cost
As at 1 January 2007	1,024.5	2,796.6	245.4	239.4	4,305.9
Additions	7.5	186.1	45.8	427.3	666.7
Arising on acquisitions	80.1	51.6	—	11.2	142.9
Arising on Fonti del Vulture	(13.7)	(16.6)	(0.3)	—	(30.6)
Disposals	(7.0)	(127.9)	(28.9)	—	(163.8)
Reclassified from assets held for sale (refer to Note 17)	3.6	—	—	—	3.6
Reclassifications	79.2	247.5	2.0	(328.7)	—
Foreign currency translation	(11.8)	(40.8)	(2.4)	(8.0)	(63.0)
As at 31 December 2007	1,162.4	3,096.5	261.6	341.2	4,861.7
Depreciation
As at 1 January 2007	178.8	1,553.1	76.3	—	1,808.2
Charge for the year	29.4	292.0	32.6	—	354.0
Disposals	(2.4)	(114.8)	(23.6)	—	(140.8)
On assets reclassified from held for sale (refer to Note 17)	2.0	—	—	—	2.0
Foreign currency translation	(2.0)	(16.6)	(0.9)	—	(19.5)
As at 31 December 2007	205.8	1,713.7	84.4	—	2,003.9
Net book value as at 1 January 2007	845.7	1,243.5	169.1	239.4	2,497.7
Net book value as at 31 December 2007	956.6	1,382.8	177.2	341.2	2,857.8

Notes to the Consolidated Financial Statements

10. Property, plant and equipment (continued)

Assets under construction include advances for equipment purchases of €42.6m (2007: €113.9m).

Included in plant and equipment are assets held under financial lease, where the Group is the lessee, as follows:

	2008 € million	2007 € million
As at 1 January	173.8	119.5
Additions	126.0	87.8
Disposals	(5.4)	(10.7)
Depreciation charge	(28.7)	(19.7)
Foreign currency translation	(2.0)	(3.1)
As at 31 December	263.7	173.8

Assets held under finance lease have been pledged as security in relation to the liabilities under the finance lease. The net book value of land and buildings held under finance lease as at 31 December 2008 was €30.1m (2007: €26.1m). The net book value of plant and equipment held under finance lease as at 31 December 2008 was €233.6m (2007: €147.7m).

11. Equity investments

a.	The effective interest held in and carrying value of the investments in associates at 31 December are:

	Country of incorporation	Effective interest held 2008	Effective interest held 2007	Carrying value 2008 € million	Carrying value 2007 € million
Frigoglass Industries Limited	Nigeria	16%	16%	11.2	10.6
PET to PET Recycling Österreich GmbH	Austria	20%	20%	0.8	1.0
Total investments in associates				12.0	11.6

The Group holds an effective interest in Frigoglass Industries Limited through a 23.9% (2007: 23.9%) holding held by Nigerian Bottling Company plc, in which the Group has a 66.4% (2007: 66.4%) interest. There are restrictive controls on the movement of funds out of Nigeria.

b.	The effective interest held in and carrying value of the Group’s jointly controlled entities, which are accounted for using the equity method of accounting, as at 31 December are:

	Country of incorporation	Effective interest held 2008	Effective interest held 2007	Carrying value 2008 € million	Carrying value 2007 € million
Fonti Del Vulture S.r.l	Italy	50%	50%	21.8	7.1
Ilko Hellenic Partners GmbH	Austria	33%	—	1.2	—
Multivita Sp. z o.o.	Poland	50%	50%	1.9	1.4
Valser Springs GmbH	Switzerland	50%	50%	1.9	0.3
Total investments in joint ventures				26.8	8.8

On 27 March 2008 the Group together with TCCC and illycaffè S.p.A. formed a three-party joint venture, Ilko Hellenic Partners GmbH, for the manufacture, marketing, selling and distribution of premium ready-to-drink coffee under the ‘illy’ brand across Coca-Cola Hellenic’s territories.

Notes to the Consolidated Financial Statements

11. Equity investments (continued)

Changes in the carrying amounts of equity investments are as follows:

	2008 € million	2007 € million
As at 1 January	20.4	12.5
Purchases	3.5	—
Capital increase in joint ventures	17.0	6.0
Arising on Fonti del Vulture	—	5.8
Share of results of equity investments (net of tax)	0.1	(1.6)
Foreign currency translation	(2.2)	(2.3)
As at 31 December	38.8	20.4

12. Available-for-sale investments

Movements in available-for-sale investments are as follows:

	2008 € million	2007 € million
As at 1 January	10.5	7.6
Purchases	17.3	—
Disposals	(4.8)	(1.2)
Unrealised (loss) / gain on available-for-sale investments	(7.7)	4.1
As at 31 December	15.3	10.5

The fair values of available-for-sale investments are based on quoted market prices, where available, or discounted cash flow projections where quoted market prices are unavailable.

13. Deferred tax

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when the deferred taxes relate to the same fiscal authority. The following amounts, determined after appropriate off-setting, are shown in the consolidated balance sheet:

	2008 € million	2007 € million
Deferred tax assets	29.3	26.6
Deferred tax liabilities	(134.4)	(97.3)
Total deferred tax	(105.1)	(70.7)

The movements in deferred tax assets and liabilities during the year (after off-setting balances within the same tax jurisdiction where appropriate) are as follows:

	2008 € million	2007 € million	2006 € million
As at 1 January	(70.7)	(55.2)	(53.6)
Taken to the income statement	0.8	(15.0)	(12.7)
Taken to equity	0.5	(0.1)	(0.6)
Pre-acquisition deferred tax assets in connection with acquisition of CCB, recognised subsequent to business combination and reflected in goodwill (refer to Note 5)	0.9	0.6	7.8
Arising on acquisitions	(43.6)	(2.9)	1.1
Foreign currency translation	7.0	1.9	2.8
As at 31 December	(105.1)	(70.7)	(55.2)

Notes to the Consolidated Financial Statements

13. Deferred tax (continued)

Deferred tax assets and liabilities (prior to off-setting balances within the same tax jurisdiction where appropriate) at 31 December are attributable to the following items:

	2008 € million	2007 € million
Deferred tax assets
Provisions	69.6	44.6
Tax loss carry-forwards	22.5	20.4
Pensions and employee benefit plans	7.0	11.0
Other deferred tax assets	56.1	45.5
Total gross deferred tax assets	155.2	121.5

Deferred tax liabilities
Differences in depreciation	(206.4)	(182.2)
Other deferred tax liabilities	(53.9)	(10.0)
Total gross deferred tax liabilities	(260.3)	(192.2)

Net deferred tax liability	(105.1)	(70.7)

Deferred tax assets are recognised for tax loss carry-forwards to the extent that realisation of the related tax benefit through the reduction of future taxes is probable. The Group has unrecognised deferred tax assets attributable to tax losses that are available to carry forward against future taxable income, of €15.9m (2007: €17.3m). €2.2m of this unrecognised deferred tax asset is attributable to tax losses that expire between 2009 and 2013, €1.9m is attributable to tax losses that will expire in 2014 and 2017 and €11.8m is attributable to tax losses that have no expiry period.

It is not practicable to compute the total amount of the potential income tax consequences that would result from the payment of dividends to shareholders.

14. Other non-current assets

Other non-current assets consist of the following at 31 December:

	2008 € million	2007 € million
Non-current prepayments	27.7	31.0
Loans to non-related parties	10.9	8.0
Non-current derivative assets (refer to Note 21)	104.4	14.4
Total other non-current assets	143.0	53.4

15. Inventories

Inventories consist of the following at 31 December:

	2008 € million	2007 € million
Finished goods	168.9	204.2
Raw materials and work in progress	189.3	202.4
Consumables	113.6	99.6
Payments on account	3.7	3.0
Total inventories	475.5	509.2

16. Trade and other receivables

Trade receivables consist of the following at 31 December:

	2008 € million	2007 € million
Trade debtors	842.9	741.6
Less: provision for doubtful debts	(53.1)	(45.4)
Total trade receivables	789.8	696.2

Notes to the Consolidated Financial Statements

16. Trade and other receivables (continued)

Other receivables consist of the following at 31 December:

	2008 € million	2007 € million
Prepayments	126.5	126.2
Receivables from related parties	112.5	96.4
VAT and other taxes receivable	19.0	45.6
Loans and advances to employees	7.3	9.5
Receivables from sale of property, plant and equipment	—	4.5
Other	75.8	46.2
Total other receivables	341.1	328.4

The credit period given to customers ranges from 7 days to 120 days depending on the country and customer type. In most territories, interest is not charged for late payment.

The Group provides for all receivables that are considered non-collectable on a specific basis after considering the circumstances of each case. Before accepting any new credit customers, the Group investigates the potential customer’s credit quality (usually through external agents) and defines credit limits for each customer. Customers are reviewed on an ongoing basis and credit limits adjusted accordingly. There are no customers who represent more than 5% of the total balance of trade receivables for the Group.

The trade receivables and receivables from related parties, net of the provision for doubtful debts, are as follows:

	2008 € million	2007 € million
Due within due date	723.7	673.5
Due after due date	178.6	119.1
Total trade and related party receivables	902.3	792.6
Collateral held against trade and related party receivables	28.5	14.5

The gross balance of trade receivables and receivables from related parties outstanding after due date was, €226.7m (2007: €164.1m). Of this balance, €178.6m (2007: €119.1m) has not been provided for as the amounts are considered recoverable. Of this unprovided amount, 47% (2007: 44%) is up to 30 days old, 32% (2007: 39%) is between 30 and 90 days old, 13% (2007: 11%) is between 90 days and 180 old and 8% (2007: 6%) is over 180 days old. Collateral of €15.1m (2007: €8.5m) is held on overdue balances.

The movement in the provision for doubtful debts during the year is as follows:

	2008 € million	2007 € million	2006 € million
As at 1 January	(45.4)	(41.0)	(33.8)
Amounts written off during the year	4.2	5.0	6.3
Amounts recovered during the year	2.9	0.7	3.6
Arising on acquisition	—	(0.8)	(8.6)
Arising on Fonti del Vulture	—	0.7	—
Increase in allowance recognised in profit or loss	(16.6)	(9.9)	(8.3)
Foreign currency translation	1.8	(0.1)	(0.2)
As at 31 December	(53.1)	(45.4)	(41.0)

Provisions for doubtful debts are recorded within operating expenses.

Notes to the Consolidated Financial Statements

17. Assets classified as held for sale

During 2008, non-current assets with net book value of €11.0m were reclassified from tangible assets to assets held for sale in our established markets.  Of this balance, €5.1m related to buildings and €5.9m related to computer software and hardware. As at 31 December 2008, buildings and computer software with a net book value of €5.3m remained classified as held for sale (2007: nil). The sale of computer software and hardware was made at their net book value.

As at 31 December 2006, certain land and buildings with a net book value of €1.8m were classified as held for sale as part of the restructuring plan in Greece. The items of property, plant and equipment that were not sold in 2007 were classified back to property, plant and equipment after being adjusted for the depreciation that would have been recognised had the assets not been classified as held for sale.

18. Cash and cash equivalents

Cash and cash equivalents at 31 December comprise the following:

	2008 € million	2007 € million
Cash at bank, in transit and in hand	86.2	77.8
Short-term deposits	638.4	119.2
Total cash and cash equivalents	724.6	197.0

Cash and cash equivalents are held in the following currencies:

	2008 € million	2007 € million
Euro	643.9	139.6
Russian rouble	24.6	6.9
Romanian leu	10.2	11.9
FYROM dinar	10.0	7.5
Swiss franc	8.9	3.6
US dollar	6.5	1.6
Croatian kuna	4.0	5.1
Nigerian naira	3.9	4.5
Belorussian rouble	3.2	0.6
Polish zloty	1.7	2.3
Bosnia and Herzegovina convertible mark	1.5	1.8
Bulgarian lev	1.4	2.9
UK sterling	1.2	3.2
Other	3.6	5.5
Total cash and cash equivalents	724.6	197.0

There are restrictive controls on the movement of funds out of certain countries in which we operate, in particular Nigeria. These restrictions do not have a material impact on our liquidity, as the amounts of cash and cash equivalents held in such countries are generally retained for capital expenditure and working capital purposes.

Notes to the Consolidated Financial Statements

19. Borrowings

The Group holds the following borrowings at 31 December:

	2008 € million	2007 € million
Bank overdrafts	49.6	32.9
Current portion of long-term borrowings	391.6	3.1
Bonds, bills and unsecured notes	391.0	213.3
Other	7.6	13.0
	839.8	262.3
Obligations under finance leases falling due within one year	81.5	54.0
Total borrowings falling due within one year	921.3	316.3

Borrowings falling due within one to two years Other borrowings	8.8	3.3
Borrowings falling due within two to five years Bonds, bills and unsecured notes	912.5	841.6
Other borrowings	9.6	—
Borrowings falling due in more than five years Bonds, bills and unsecured notes	830.4	626.3
	1,761.3	1,471.2
Obligations under finance leases falling due in more than one year	132.0	111.2
Total borrowings falling due after one year	1,893.3	1,582.4
Total borrowings	2,814.6	1,898.7

Commercial paper programme and committed credit facilities

In March 2002, Coca-Cola Hellenic established a €1.0bn global commercial paper programme to further diversify its short-term funding sources. The programme consists of a euro commercial paper facility and a US dollar-denominated US commercial paper facility. The commercial paper notes may be issued either as non-interest bearing notes sold at a discount or as interest bearing notes at a fixed or at a floating rate, or by reference to an index or formula. All commercial paper issued under the programme must be repaid within 1 to 365 days. The outstanding amount under the commercial paper programme at 31 December 2008 was €391.0m (2007: €210.5m).

During August 2005, Coca-Cola Hellenic executed a €600.0m syndicated loan facility through various financial institutions expiring on 1 August 2010. This facility is used as a backstop to the €1.0bn global commercial paper programme and carries a floating interest rate over EURIBOR and LIBOR. The facility allows the Company to draw down, on one to five days notice, amounts in tranches and repay them in periods ranging from one to six months, or any other period agreed between the financial institutions and Coca-Cola Hellenic. No amounts have been drawn under the syndicated loan facility since inception.

US debt-shelf programme

In December 2003, Coca-Cola Hellenic filed a registration statement with the SEC for a shelf registration, which expired in December 2008. The amount registered was US$2.0bn. No amounts have been drawn under the shelf registration.

Euro medium-term note programme (‘EMTN’)

In 2001, the Group has established a €2.0bn euro medium-term note programme. The programme has been used six times, raising a total of €2,475.0m. The bonds, which were issued through the wholly-owned subsidiaries
Coca-Cola HBC Finance B.V. and Coca-Cola HBC Finance plc, are fully, unconditionally and irrevocably guaranteed by Coca-Cola Hellenic, are not subject to any financial covenants.

In July 2004, Coca-Cola Hellenic completed the issue of a €500.0m 7-year euro-denominated fixed rate bond. Proceeds from the bond offering were used to finance the tender offer of €322.0m of the outstanding debt on the €625.0m bond that matured in June 2006 and to partially fund the repayment of a €300.0m bond that matured in December 2004.

In March 2006, Coca-Cola Hellenic completed the issue of a €350.0m 3-year euro-denominated floating rate bond. Proceeds from the bond offering were used to fund the repayment of the remaining outstanding debt on the €625.0m bond that matured in June 2006, as well as to provide short-term liquidity at the completion of certain acquisitions made in that year. The repayment date for this bond is 24 March 2009.

Notes to the Consolidated Financial Statements

19. Borrowings (continued)

In December 2008, Coca-Cola Hellenic completed the issue of a €500m long 5-year euro-denominated fixed rate bond. Proceeds from the bond offering were partly used to pay for the acquisition of Socib S.p.A., the Italian bottler, and partly for the refinancing of the floating rate bond maturing on 24 March 2009.

As at 31 December 2008, a total of €1,350.0m in bonds issued under the €2.0bn EMTN programme was outstanding. A further amount of €650.0m is available for issuance.

Notes issued in the US market

On 17 September 2003, Coca-Cola Hellenic successfully completed, through its wholly owned finance subsidiary
Coca-Cola HBC Finance B.V., a US$900.0m (€644.2m at 31 December 2008 exchange rates) global offering of privately placed notes with registration rights. The first tranche consisted of an aggregate principal amount of US$500.0m (€357.9m at 31 December 2008 exchange rates) due in 2013 and the second tranche consisted of an aggregate principal amount of US$400.0m (€286.3m at 31 December 2008 exchange rates) due in 2015. The net proceeds of the offering were used to refinance certain outstanding debt, the leveraged re-capitalisation of the Group and the acquisition of Römerquelle GmbH. In December 2003, an exchange offer was made by Coca-Cola Hellenic in order to effect the exchange of the privately placed notes for similar notes registered with the US Securities and Exchange Commission (SEC). Acceptances under the offer, which was finalised in February 2004, were US$898.1m. The notes are fully, unconditionally and irrevocably guaranteed by Coca-Cola Hellenic. These notes are not subject to financial covenants.

Summary of bonds and notes outstanding

	Start date	Maturity date	Coupon
€350.0m bond	24 March 2006	24 March 2009	Euribor + margin
€500.0m bond	15 July 2004	15 July 2011	4.375%
US$500.0m notes	17 September 2003	17 September 2013	5.125%
€500.0m bond	17 December 2008	15 January 2014	7.875%
US$400.0m notes	17 September 2003	17 September 2015	5.5%

The present value of finance lease liabilities at 31 December is as follows:

	2008 € million	2007 € million
Less than one year	81.5	54.1
Later than one year but less than two years	68.6	52.8
Later than two years but less than three years	40.1	35.4
Later than three years but less than four years	12.1	11.7
Later than four years but less than five years	4.0	4.2
Later than five years	7.2	7.0
Present value of finance lease liabilities	213.5	165.2

The minimum lease payments of finance lease liabilities at 31 December are as follows:

	2008 € million	2007 € million
Less than one year	92.3	62.5
Later than one year but less than two years	74.8	57.4
Later than two years but less than three years	42.5	39.0
Later than three years but less than four years	12.8	12.3
Later than four years but less than five years	4.4	4.6
Later than five years	8.5	7.6
	235.3	183.4
Future finance charges on finance leases	(21.8)	(18.2)
Present value of finance lease liabilities	213.5	165.2

Notes to the Consolidated Financial Statements

19. Borrowings (continued)

The borrowings at 31 December are held in the following currencies:

	Current 2008 € million	Non-current 2008 € million	Current 2007 € million	Non-current 2007 € million
Euro	888.1	1,159.6	267.6	951.1
US dollar	0.1	730.3	13.2	626.3
Nigerian naira	19.9	—	23.1	—
Bulgarian lev	10.1	1.2	3.1	3.3
Swiss franc	1.1	—	—	—
Serbian dinar	1.0	—	0.8	—
Ukrainian hryvnia	0.7	1.5	5.3	1.6
UK sterling	—	—	3.1	—
Other	0.3	0.7	0.1	0.1
Borrowings	921.3	1,893.3	316.3	1,582.4

The carrying amounts of the borrowings held at fixed and floating interest rate, as well as the weighted average interest rates and maturities of fixed rate borrowings are as follows:

	Fixed interest rate € million	Floating interest rate € million	Total 2008 € million	Fixed rate liabilities weighted average interest rate	Weighted average maturity for which rate is fixed (years)
Euro	1,547.9	499.8	2,047.7	3.5%	2.9
US dollar	730.4	—	730.4	5.3%	5.6
Nigerian naira	19.9	—	19.9	12.3%	1.0
Bulgarian lev	—	11.3	11.3	—	—
Swiss franc	1.1	—	1.1	—	—
Serbian dinar	—	1.0	1.0	—	—
Ukrainian hryvnia	—	2.2	2.2	—	—
Other	—	1.0	1.0	—	—
Financial liabilities	2,299.3	515.3	2,814.6	4.1%	3.6

Financial liabilities represent fixed and floating rate borrowings held by the Group. The Group hedges exposures to changes in interest rates and the fair value of debt by using a combination of floating and fixed rate interest rate swaps. Of the total fixed rate debt, 100% of the US dollar and euro amounts have been swapped into floating rate obligations for the life of the underlying euro and US bond financings. The US dollar bond issues have been fully swapped into euro obligations with no residual currency risk for the life of the respective bonds.

Financial assets contain cash and cash equivalents of €724.6m in 2008 (2007: €197.0m). Financial assets and liabilities falling due within one year exclude all debtors and creditors, other than borrowings.

Floating rate debt bears interest based on the following benchmark rates:

Euro	6 month EURIBOR (European inter-bank offer rate)
Bulgarian lev	1 month SOFIBOR (Sofia inter-bank offer rate)
Serbian dinar	1 month BELIBOR (Belgrade inter-bank offer rate)
Ukrainian hryvnia	6 month KIEBOR (Kiev inter-bank offer rate)

Notes to the Consolidated Financial Statements

20. Financial risk management

Foreign currency transaction exposures

The Group has foreign exchange transaction exposures where subsidiaries hold monetary assets and liabilities which are not denominated in the functional currency of that subsidiary. In addition, the Group hedges highly probable forecasted transactions. These exposures are primarily denominated in euros and US dollars and are shown below in the sensitivity analysis.

Fair values of financial assets and liabilities

For primary financial instruments of cash, deposits, investments, short-term borrowings and other financial liabilities (other than long-term borrowings), fair values equate to book values. The fair value of long-term borrowings, including the current portion, is €2,092.7m (2007: €1,438.7m) compared to their book value, including the current portion, of €2,152.9m (2007: €1,474.5m).

The fair value of debtors and creditors approximates to their book values unless otherwise stated.

The fair value of forward contracts is calculated by reference to forward exchange rates at 31 December 2008 for contracts with similar maturity dates. The fair value of interest rate swap contracts is determined as the difference in the present value of the future interest cash inflows and outflows. The fair value of options is based on application of the binomial stock option valuation model and implied volatilities.

The Group holds interest-bearing borrowings at both fixed and floating interest rates. Interest rate swaps have been used to manage the Group’s exposure to interest rates, in line with the Group’s fixed/floating rate strategy.

The Group only uses derivatives for hedging purposes. The following is a summary of the Group’s risk management strategies:

Interest rate risk management

The fair value of swap agreements utilised by the Group modifies the Group’s exposure to interest rate risk and the changes in fair value of debt by converting the Group’s fixed rate debt into floating rate based on EURIBOR over the life of the underlying debt. The agreements involve the receipt of fixed rate interest payments in exchange of floating rate interest payments over the life of the agreement without an exchange of the underlying principal amount.

Since 2004, Coca-Cola Hellenic has purchased interest rate caps on floating rate debt in order to continue to benefit from lower floating interest rates whilst ensuring protection against adverse interest rate movements. The options are marked to market with gains and losses taken to the income statement. The option premium is expensed in the income statement through the option revaluation process. As at 31 December, 2008 no such options were outstanding.

Interest rate sensitivity

The sensitivity analysis in the following paragraph has been determined based on exposure to interest rates of both derivative and non-derivative instruments existing at the balance sheet date and assuming constant foreign exchange rates. For floating rate liabilities, the analysis is prepared assuming the amount of liability outstanding at the balance sheet date was outstanding for the whole year. A 100 basis point increase or decrease represents management’s assessment of a reasonably possible change in interest rates.

If interest rates had been 100 basis points higher and all other variables were held constant, the Group’s profit for the year ended 31 December 2008 would have decreased by €17.4m (2007: €12.1m, 2006: €14.7m). If interest rates had been 100 basis points lower and all other variables were held constant, the Group’s profit for the year ended 31 December 2008 would have increased by €17.4m (2007: €18.1m, 2006: €15.4m). This is mainly attributable to the Group’s exposure to interest rates on its fixed rate bonds that have been swapped to a variable rate.

Foreign currency risk management

The Group is exposed to the effect of foreign currency risk on future commercial transactions, recognised assets and liabilities and net investments in foreign operations that are denominated in currencies other than the local entity’s functional currency. Forward exchange and option contracts are used to hedge a portion of the Group’s foreign currency risk. Almost all of the forward exchange and option contracts have maturities of less than one year after the balance sheet date and consequently the net fair value of the gains or losses on these contracts will be transferred from the hedging reserve to the income statement at various dates during this period.

Notes to the Consolidated Financial Statements

20. Financial risk management (continued)

Management has set up a policy that requires Group companies to manage their foreign exchange risk against their functional currency. To manage their foreign exchange risk arising from future commercial transactions and recognised assets and liabilities, entities in the Group use forward and option contracts transacted with Group treasury. Foreign exchange risk arises when future commercial transactions or recognised assets or liabilities are denominated in a currency that is not the entity’s functional currency. The Group treasury’s risk management policy is to hedge between 25% and 80% of anticipated cash flows in each major foreign currency for the subsequent twelve months. Each subsidiary designates contracts with Group treasury as fair value hedges or cash flow hedges, as appropriate. External foreign exchange contracts are designated at Group level as hedges of foreign exchange risk on specific assets, liabilities or future transactions on a gross basis.

The following table presents details of the Group’s sensitivity to increases and decreases in the euro and US dollar against the relevant foreign currencies. The sensitivity analysis is based on the historical volatility, over a twelve month period, of the respective foreign currencies in relation to the euro and the US dollar. Management has determined the percentage change in each respective foreign currency to be a reasonable estimate of possible outcomes; however it is impossible to predict exchange rate changes in the current economic environment and actual changes may be substantially greater than those set forth in the table. The sensitivity analysis determines the potential gains and losses arising from the Group’s foreign exchange positions as a result of the corresponding percentage increases and decreases in the Group’s main foreign currencies, relative to the euro and the US dollar. The sensitivity analysis includes outstanding foreign currency denominated monetary items, external loans as well as loans between operations within the Group where the denomination of the loan is in a currency other than the currency of the local entity.

2008 exchange risk sensitivity analysis

		Euro strengthens against local currency		Euro weakens against local currency
	% change	(Gain) / loss in income statement € million	(Gain) / loss in equity € million	(Gain) / loss in income statement € million	(Gain) / loss in equity € million
Armenian dram	17.88%	0.2	—	(0.2)	—
Belarussian rouble	19.65%	(0.2)	—	0.3	—
Croatian kuna	4.02%	0.1	(0.3)	(0.1)	0.3
Czech koruna	11.68%	2.5	2.8	(3.0)	(2.8)
Hungarian forint	10.47%	—	(1.8)	(1.5)	0.9
Moldovan leu	16.93%	0.7	—	(1.1)	—
Nigerian naira	31.24%	1.6	—	(3.1)	—
Polish zloty	14.51%	0.1	(7.4)	1.6	3.3
Romanian leu	11.08%	(0.8)	(1.3)	0.6	0.7
Russian rouble	20.68%	9.6	51.7	(18.5)	(80.2)
Serbian dinar	14.12%	1.9	—	(2.6)	—
Slovak koruna	7.00%	4.3	—	(4.9)	—
Swiss franc	10.76%	0.9	(4.0)	(1.8)	4.0
UK sterling	15.79%	4.6	1.1	(8.2)	(1.1)
Ukrainian hryvnia	29.75%	2.4	—	(4.5)	—
US dollar	18.05%	0.8	5.1	(2.6)	(6.9)
		28.7	45.9	(49.6)	(81.8)

		US dollar strengthens against local currency		US dollar weakens against local currency
	% change	(Gain) / loss in income statement € million	(Gain) / loss in equity € million	(Gain) / loss in income statement € million	(Gain) / loss in equity € million
Euro	8.40%	(0.8)	(5.1)	2.6	6.9
Nigerian naira	3.27%	0.4	—	(2.0)	—
Romanian leu	13.00%	—	(0.7)	—	0.7
Russian rouble	5.70%	(1.6)	(5.2)	1.3	6.6
Ukrainian hryvnia	3.58%	(0.1)	6.2	0.1	(11.6)
		(2.1)	(4.8)	2.0	2.6

Notes to the Consolidated Financial Statements

20. Financial risk management (continued)

2007 exchange risk sensitivity analysis

		Euro strengthens against local currency		Euro weakens against local currency
	% change	(Gain) / loss in income statement € million	(Gain) / loss in equity € million	(Gain) / loss in income statement € million	(Gain) / loss in equity € million
Armenian dram	12.57%	0.2	—	(0.2)	—
Croatian kuna	10.00%	0.2	(0.4)	(0.2)	0.4
Czech koruna	4.70%	0.1	(0.6)	(0.1)	0.6
Hungarian forint	7.55%	0.6	(1.2)	(0.8)	1.2
Moldovan leu	7.97%	0.3	—	(0.3)	—
Nigerian naira	6.85%	0.4	—	(0.4)	—
Polish zloty	6.00%	0.3	(1.2)	(0.6)	0.9
Romanian leu	13.50%	1.4	(3.0)	(1.3)	2.1
Russian rouble	6.15%	3.1	(0.1)	(3.1)	0.1
Serbian dinar	11.11%	2.1	—	(2.1)	—
Slovak koruna	4.90%	0.3	(0.3)	(0.3)	0.3
Swiss franc	3.60%	0.3	(1.1)	(0.1)	0.2
UK sterling	7.45%	(0.3)	4.9	(0.3)	(4.6)
Ukrainian hryvnia	6.98%	0.1	—	(0.1)	—
US dollar	8.40%	(2.2)	—	2.2	—
		6.9	(3.0)	(7.7)	1.2

		US dollar strengthens against local currency		US dollar weakens against local currency
	% change	(Gain) / loss in income statement € million	(Gain) / loss in equity € million	(Gain) / loss in income statement € million	(Gain) / loss in equity € million
Euro	8.40%	2.2	—	(2.2)	—
Romanian leu	13.00%	(0.1)	(1.5)	0.1	1.5
Russian rouble	5.70%	1.5	(1.7)	(1.7)	0.9
Ukrainian hryvnia	3.58%	0.4	—	(0.4)	—
		4.0	(3.2)	(4.2)	2.4

2006 exchange risk sensitivity analysis

		Euro strengthens against local currency		Euro weakens against local currency
	% change	(Gain) / loss in income statement € million	(Gain) / loss in equity € million	(Gain) / loss in income statement € million	(Gain) / loss in equity € million
Armenian dram	8.52%	0.1	—	(0.1)	—
Bulgarian lev	1.56%	(0.1)	—	0.1	—
Croatian kuna	3.52%	0.1	(0.1)	(0.1)	0.1
Czech koruna	4.45%	(1.0)	—	1.0	—
Hungarian forint	8.25%	(0.6)	(0.9)	—	1.7
Nigerian naira	8.06%	1.0	—	(1.0)	—
Polish zloty	9.60%	(3.7)	(2.5)	3.5	2.6
Romanian leu	8.25%	0.8	(0.2)	(0.8)	0.2
Russian rouble	6.45%	6.5	—	(6.5)	—
Slovak koruna	4.70%	0.5	(0.1)	(0.5)	0.1
Swiss franc	2.60%	1.3	(0.2)	(1.3)	0.2
UK sterling	4.30%	(1.0)	—	1.0	—
Ukrainian hryvnia	8.37%	(0.1)	—	0.1	—
US dollar	6.95%	(0.6)	—	0.6	—
		3.2	(4.0)	(4.0)	4.9

Notes to the Consolidated Financial Statements

20. Financial risk management (continued)

		US dollar strengthens against local currency		US dollar weakens against local currency
	% change	(Gain) / loss in income statement € million	(Gain) / loss in equity € million	(Gain) / loss in income statement € million	(Gain) / loss in equity € million
Bulgarian lev	7.45%	0.1	—	(0.1)	—
Czech koruna	8.60%	0.1	—	(0.1)	—
Euro	6.95%	0.6	—	(0.6)	—
Romanian leu	10.00%	—	(0.4)	—	0.4
Russian rouble	6.60%	2.1	—	(2.1)	—
Ukrainian hryvnia	3.90%	0.3	—	(0.3)	—
		3.2	(0.4)	(3.2)	0.4

Credit risk management

The Group’s maximum exposure to credit risk in the event that counterparties fail to perform their obligations at 31 December 2008 in relation to each class of recognised financial asset, is the carrying amount of those assets as indicated in the balance sheet.

If credit is granted to customers, their credit quality is normally assessed using external agencies and historic experience. Credit limits are set accordingly. Further information regarding credit risk exposure is shown within Note 16.

With respect to derivative financial instruments, credit risk arises from the potential failure of counterparties to meet their obligations under the contract or arrangement. The Group’s maximum credit risk exposure for each derivative instrument is the carrying amount of the derivative (refer to Note 21). In addition the Group regularly makes use of Money Market to invest temporarily excess cash balances and to diversify its counterparty risk. These funds all have a minimum AAA-rating and strict invest limits are set, per fund, depending on the size of the fund.

The Group only undertakes investment transactions with banks and financial institutions that have a minimum independent credit rating of ‘A’ from Standard & Poor’s or ‘A2’ from Moody’s. In relation to derivative transactions, the financial institutions are required to have at least one long-term credit rating of ‘AA-’ or ‘Aa3’ from Standard & Poor’s or Moody’s respectively.

Commodities price risk management

The Group has no material exposure to the effect of short-term changes in the price of sugar, fructose and aluminium as where possible it contracts prices with suppliers up to one year in advance.

Liquidity risk management

Ultimate responsibility for liquidity risk management rests with the Board of Directors, which has built an appropriate liquidity risk management framework for the management of the Group’s short, medium and long-term funding and liquidity requirements. The Group manages liquidity risk by maintaining adequate reserves, banking facilities and reserve borrowing facilities, access to the debt capital markets, and by continuously monitoring forecasted and actual cash flows. Included in Note 19 is a listing of additional undrawn facilities that the Group has at its disposal to further reduce liquidity risk.

Notes to the Consolidated Financial Statements

20. Financial risk management

The following tables detail the Group’s remaining contractual maturities for its financial liabilities. The tables include both interest and principal undiscounted cash flows assuming that interest rates remain constant from 31 December 2008.

	€ million up to 1 year	€ million 1 - 2 yrs	€ million 2 - 5 yrs	€ million over 5 years
Borrowings (including finance leases and effect of swaps)	1,000.6	202.2	1,148.4	882.2
Derivative liabilities (excluding swaps)	5.4	—	—	—
Trade and other payables	1,270.3	—	—	1.3
As at 31 December 2008	2,276.3	202.2	1,148.4	883.5

Borrowings (including finance leases and effect of swaps)	401.7	488.5	730.7	702.4
Derivative liabilities (excluding swaps)	3.0	—	—	—
Trade and other payables	1,153.1	0.3	—	1.2
As at 31 December 2007	1,557.8	488.8	730.7	703.6

Capital risk management

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as going concern and to maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, the Group may increase or decrease debt, issue new shares, adjust the amount of dividends paid to shareholders, or return capital to shareholders.

The Group monitors capital on the basis of the gearing ratio. This ratio is calculated as net debt divided by total capital. Total capital is calculated as ‘equity’ as shown in the consolidated balance sheet plus net debt. During 2008, the Group’s strategy, which was unchanged from 2007, was to maintain the gearing ratio within 35% to 45% and its credit ratings of ‘A’ and ‘A3’ from the rating agencies Standard & Poor’s and Moody’s, respectively. The gearing ratios at 31 December 2008 and 2007 were as follows:

	2008	2007
Total borrowings (refer to Note 19)	2,814.6	1,898.7
Less: Cash and cash equivalents (refer to Note 18)	(724.6)	(197.0)
Net Debt	2,090.0	1,701.7
Total equity	2,930.8	3,052.3
Total capital	5,020.8	4,754.0
Gearing ratio	42%	36%

Notes to the Consolidated Financial Statements

21. Financial instruments (continued)

Categories of financial instruments at 31 December are as follows:

2008

Assets	Loan and receivables € million	Assets at fair value through profit or loss € million	Derivatives used for hedging € million	Held-to- maturity € million	Available- for-sale € million	Total € million
Investments	—	—	—	1.8	15.3	17.1
Derivative financial instruments	—	—	129.8	—	—	129.8
Trade and other receivables	1,004.4	—	—	—	—	1,004.4
Cash and cash equivalents	724.6	—	—	—	—	724.6
Total	1,729.0	—	129.8	1.8	15.3	1,875.9

Liabilities	Liabilities held at amortised cost € million	Liabilities at fair value through profit or loss € million	Derivatives used for hedging € million	Total € million
Trade and other liabilities	1,271.6	—	—	1,271.6
Borrowings	2,814.6	—	—	2,814.6
Derivative financial instruments	—	159.7	5.4	165.1
Total	4,086.2	159.7	5.4	4,251.3

2007

Assets	Loan and receivables € million	Assets at fair value through profit or loss € million	Derivatives used for hedging € million	Held-to- maturity € million	Available- for-sale € million	Total € million
Investments	—	—	—	0.8	10.5	11.3
Derivative financial instruments	—	2.7	17.4	—	—	20.1
Trade and other receivables	898.4	—	—	—	—	898.4
Cash and cash equivalents	197.0	—	—	—	—	197.0
Total	1,095.4	2.7	17.4	0.8	10.5	1,126.8

Liabilities	Liabilities held at amortised cost € million	Liabilities at fair value through profit or loss € million	Derivatives used for hedging € million	Total € million
Trade and other liabilities	1,154.6	—	—	1,154.6
Borrowings	1,898.7	—	—	1,898.7
Derivative financial instruments	—	186.7	9.3	196.0
Total	3,053.3	186.7	9.3	3,249.3

With respect to derivative financial instruments, credit risk arises from the potential failure of counterparties to meet their obligations under the contract or arrangement. The Group’s maximum credit risk exposure for each derivative instrument is as follows:

	Assets € million	Liabilities € million
At 31 December 2008
Current
Foreign currency option contracts	8.3	—
Forward foreign exchange contracts	17.1	(5.4)
Total current	25.4	(5.4)

Notes to the Consolidated Financial Statements

21. Financial instruments (continued)

	Assets € million	Liabilities € million
Non-current
Cross-currency swap payables related to borrowings	—	(159.7)
Interest rate swaps	104.4	—
Total non-current	104.4	(159.7)

At 31 December 2007
Current
Interest rate options	2.7	—
Foreign currency option contracts	0.9	(0.7)
Forward foreign exchange contracts	2.1	(2.3)
Total current	5.7	(3.0)

Non-current
Cross-currency swap payables related to borrowings	—	(186.7)
Interest rate swaps	14.4	(6.3)
Total non-current	14.4	(193.0)

Net fair values of derivative financial instruments

a. Cash flow hedges

The fair values of derivative financial instruments at 31 December designated as cash flow hedges were:

	2008 € million	2007 € million
Contracts with positive fair values
Foreign currency option contracts	7.9	0.8
Forward foreign exchange contracts	11.4	1.1
	19.3	1.9

Contracts with negative fair values
Foreign currency option contracts	—	(0.4)
Forward foreign exchange contracts	(3.3)	(1.6)
	(3.3)	(2.0)

Cash flows from the Group’s cash flow hedges at 31 December 2008 are expected to occur in 2009 and 2010 and are expected to affect the profit or loss accordingly in those periods.

b. Fair value hedges

The fair values of derivative financial instruments at 31 December designated as fair value hedges were:

	2008 € million	2007 € million
Contracts with positive fair values
Interest rate swaps	104.4	14.4
Foreign currency option contracts	0.4	0.1
Forward foreign exchange contracts	5.7	1.0
	110.5	15.5

Contracts with negative fair values
Interest rate swaps	—	(6.3)
Foreign currency option contracts	—	(0.3)
Forward foreign exchange contracts	(2.1)	(0.7)
	(2.1)	(7.3)

Notes to the Consolidated Financial Statements

21. Financial instruments (continued)

c. Undesignated hedges

At 31 December, the fair value of derivative financial instruments which form economic hedges, but for which hedge accounting has not been applied, were:

	2008 € million	2007 € million
Contracts with positive fair values
Interest rate options	—	2.7

Contracts with negative fair values
Cross-currency swap payables related to borrowings	(159.7)	(186.7)

Forward foreign exchange contracts

The notional principal amounts of the outstanding forward foreign exchange contracts at 31 December 2008 are €370.3m (2007: €451.1m).

Interest rate swaps

At 31 December 2008, the notional principal amounts of the outstanding euro denominated interest rate swap contracts totalled €1bn (2007: €500.0m) and the notional principal amounts of the outstanding US dollar denominated interest rate swap contracts totalled $900.0m (2007: $900.0m).

The interest rate swap contracts outstanding at 31 December 2008 can be summarised as follows:

Currency	Amount million	Start date	Maturity date	Receive fixed rate	Pay floating rate
Euro	500.0	15 July 2004	15 July 2011	4.375%	Euribor + margin
Euro	500.0	17 December 2008	15 January 2014	7.875%	Euribor + margin
	1,000.0
US dollar	500.0	17 September 2003	17 September 2013	5.125%	Libor + margin
US dollar	400.0	17 September 2003	17 September 2015	5.500%	Libor + margin
	900.0

Cross-currency swaps

During 2003, the Company purchased cross-currency swaps to cover the currency risk related to the US$500.0m and US$400.0m notes (refer to Note 19). At 31 December 2008 the fair value of the cross-currency swaps represented a payable of €159.7m (2007: €186.7m, 2006: €122.0m). The cross-currency swaps are recorded as a long-term liability, as the maturity of the instruments matches the underlying notes. The €27.0m gain (2007: €64.7m loss, 2006: €78.7m loss) on the cross-currency swaps during 2008 was offset by the €27.0m loss (2007: €64.7m gain, 2006: €78.7m gain) recorded on the translation of the US dollar-denominated debt to euro.

The notional principal amounts of the outstanding cross-currency swap contracts at 31 December 2008 totalled €803.9m (2007: €803.9m). The cross-currency swap contracts outstanding at 31 December 2008 can be summarised as follows:

US$ million	€ million	Start date	Maturity date	Receive floating rate	Pay floating rate
500.0	446.8	17 September 2003	17 September 2013	Libor + margin	Euribor + margin
400.0	357.1	17 September 2003	17 September 2015	Libor + margin	Euribor + margin
900.0	803.9

Interest repricing dates for swaps

Repricing dates for all US dollar interest rate swaps and cross-currency swaps are the 17th day of March and September each year until maturity. Repricing dates for all euro interest rate swaps are the 15th day of January and July of each year until maturity.

Interest rate options

The notional principal amounts of the outstanding interest rate option contracts at 31 December 2008 are nil (2007: €550.0m).

Notes to the Consolidated Financial Statements

21. Financial instruments (continued)

Foreign currency option contracts

The notional principal amounts of the outstanding foreign currency option contracts at 31 December 2008 totalled €73.3m (2007: €175.8m).

	Ineffectiveness charged to income € million	Fair value hedges charged to income € million	Losses released from equity to income € million	Cash flow hedges taken to equity € million
31 December 2008
Derivatives
Interest rate swaps	3.6	96.3	—	—
Foreign currency forwards/options	—	3.9	1.3	(14.4)
Hedged items
Borrowings	—	(96.3)	—	—
Forecasted transactions	—	—	—	14.4
Other foreign currency assets / liabilities	—	(3.9)	—	—
Total	3.6	—	1.3

Recorded in
Operating expenses	—	—	1.3
Interest expense	3.6	—	—
Total	3.6	—	1.3

31 December 2007
Derivatives
Interest rate swaps	1.0	(18.9)	—	—
Foreign currency forwards/options	—	(1.6)	0.6	1.2
Hedged items
Borrowings	—	18.9	—	—
Forecasted transactions	—	—	—	(1.2)
Other foreign currency assets / liabilities	—	1.6	—	—
Total	1.0	—	0.6

Recorded in
Operating expenses	—	—	0.6
Interest expense	1.0	—	—
Total	1.0	—	0.6

31 December 2006
Derivatives
Interest rate swaps	—	39.1	—	—
Foreign currency forwards/options	—	(0.8)	0.4	0.3
Hedged items
Borrowings	—	(39.1)	—	—
Forecasted transactions	—	—	—	(0.3)
Other foreign currency assets / liabilities	—	0.8	—	—
Total	—	—	0.4

Recorded in
Operating expenses	—		0.4
Interest expense	—		—
Total	—		0.4

Notes to the Consolidated Financial Statements

22. Trade and other liabilities

Trade and other liabilities consist of the following at 31 December:

	2008 € million	2007 € million
Trade creditors	408.0	351.3
Accrued liabilities	409.3	354.0
Payables to related parties	177.8	146.1
Deposit liabilities	102.4	108.5
Other tax and social security liabilities	69.6	74.2
Salaries and employee related payable	49.2	67.3
Current portion of provisions (refer to Note 23)	36.5	48.7
Statutory minimum dividend (refer to Note 29)	40.9	42.2
Deferred income	4.8	3.4
Derivative liabilities (refer to Note 21)	5.4	3.0
Other payables	8.3	9.5
Total trade and other liabilities	1,312.2	1,208.2

23. Provisions

Provisions consist of the following at 31 December:

	2008 € million	2007 € million
Current
Employee benefits	30.9	35.4
Restructuring and other	5.6	13.3
Total current provisions	36.5	48.7

Non-current
Employee benefits	109.0	110.6
Restructuring and other	10.0	6.2
Total non-current provisions	119.0	116.8
Total provisions	155.5	165.5

The movements in restructuring and other provisions comprise:

	2008 € million	2007 € million	2006 € million
As at 1 January	19.5	44.1	51.5
Arising during the year	7.6	9.5	42.8
Utilised during the year	(14.2)	(33.6)	(49.2)
Unused amount reversed	(2.6)	(0.1)	(1.7)
Arising on acquisition	6.4	—	0.3
Foreign currency translation	(1.1)	(0.4)	0.4
As at 31 December	15.6	19.5	44.1

Provisions comprise outstanding balances relating to restructuring of €9.1m (2007: €10.3m, 2006: €33.4m), a provision for long-term onerous contracts in our Russian territories of €5.5m (2007: €5.3m, 2006: €6.7m) and other items of €1.0m (2007: €3.9m, 2006: €4.0m).

Notes to the Consolidated Financial Statements

23. Provisions (continued)

Employee benefits

Employee benefits consist of the following at 31 December:

	2008 € million	2007 € million
Defined benefit plans
Employee leaving indemnities	95.9	98.2
Pension plans	2.9	6.4
Long service benefits - jubilee plans	6.7	6.2
Total defined benefits plans	105.5	110.8

Other employee benefits
Annual leave	12.2	12.6
Stock appreciation rights	1.1	4.4
Other employee benefits	21.1	18.2
Total other employee benefits	34.4	35.2
Total employee benefits obligations	139.9	146.0

Employee benefit obligations at 31 December are split between current and non-current as follows:

	2008 € million	2007 € million
Current	30.9	35.4
Non-current	109.0	110.6
Total employee benefits obligations	139.9	146.0

Employees of Coca-Cola Hellenic’s subsidiaries in Austria, Bulgaria, Croatia, Greece, Italy, Montenegro, Nigeria, Poland, Romania, Serbia and Slovenia are entitled to employee leaving indemnities, generally based on each employee’s length of service, employment category and remuneration.

Coca-Cola Hellenic’s subsidiaries in Austria, Greece, Northern Ireland, the Republic of Ireland and Switzerland sponsor defined benefit pension plans. Of the four plans in the Republic of Ireland, two have plan assets, as do the two plans in Northern Ireland, the plan in Greece and one plan in Switzerland. The Austrian plans do not have plan assets.

Coca-Cola Hellenic provides long service benefits in the form of jubilee plans to its employees in Austria, Croatia, Nigeria, Poland and Slovenia.

Reconciliation of defined benefit obligation:

	2008 € million	2007 € million
Present value of defined benefit obligation at the beginning of the year	334.0	356.9
Service cost	14.5	17.5
Interest cost	17.3	16.1
Plan participants’ contributions	3.6	3.4
Past service cost arising from amendments	2.4	0.4
Curtailment/settlement	(8.1)	3.5
Arising on acquisitions	5.7	0.6
Arising on Fonti del Vulture	—	(1.1)
Benefits paid	(30.7)	(22.5)
Actuarial gain	(2.7)	(32.6)
Foreign currency translation	—	(8.2)
Present value of defined benefit obligation at the end of the year	336.0	334.0

Notes to the Consolidated Financial Statements

23. Provisions (continued)

Reconciliation of plan assets:

	2008 € million	2007 € million
Fair value of plan assets at the beginning of the year	206.3	200.9
Expected return on plan assets	11.5	10.4
Actual employer’s contributions	8.7	10.7
Actual participant’s contributions	3.6	3.4
Actual benefits paid	(13.0)	(9.3)
Plan asset loss	(47.8)	(2.7)
Foreign currency translation	5.4	(7.1)
Fair value of plan assets at the end of the year	174.7	206.3

In determining its expected long-term rate of return assumption, the Group uses forward-looking assumptions in the context of historical returns and volatilities for each asset class, as well as correlations among asset classes. Adjustments are made to the expected long-term rate of return assumptions annually based upon revised expectations of future investment performance of the overall capital markets, as well as changes to local laws that may affect the investment strategy. The weighted average expected long-term rate of return assumption used in computing 2008 net periodic pension cost for the plans was 5.48%.

The present value and funded status of defined benefit obligations are as follows at 31 December:

	2008 € million	2007 € million
Present value of funded obligations	217.3	208.4
Fair value of plan assets	(174.7)	(206.3)
	42.6	2.1
Present value of unfunded obligations	118.7	125.6
Unrecognised actuarial loss	(61.0)	(23.3)
Unrecognised past service benefit	(0.8)	1.0
Defined benefit obligations	99.5	105.4
Plus: amounts recognised within long term assets	6.0	5.4
Total defined benefit obligations	105.5	110.8
Actual return on plan assets	(36.3)	7.7

The movement in the defined benefit obligation recognised in the balance sheet is as follows:

	2008 € million	2007 € million
As at 1 January	105.4	106.4
Expense recognised in the income statement	17.3	23.5
Employer contributions	(8.7)	(10.7)
Benefits paid	(17.7)	(13.2)
Arising on acquisition	5.7	0.6
Arising Fonti del Vulture	—	(1.1)
Foreign currency translation	(2.5)	(0.1)
As at 31 December	99.5	105.4

The weighted average assumptions used in computing the defined benefit obligation comprise the following for the years ended 31 December:

	2008%	2007%
Discount rate	4.85	5.32
Expected return on plan assets	5.28	5.48
Rate of compensation increase	3.42	3.89
Pension increases	0.57	0.81

Notes to the Consolidated Financial Statements

23. Provisions (continued)

The expense recognised in the income statement comprise the following for the years ended 31 December:

	2008 € million	2007 € million	2006 € million
Current service cost	14.5	17.5	19.9
Interest cost	17.3	16.1	16.2
Expected return on plan assets	(11.5)	(10.4)	(9.7)
Amortisation of unrecognised actuarial obligation loss	1.1	1.1	2.4
Amortisation of unrecognised past service costs	0.4	(0.1)	(0.1)
Curtailment/settlement	(4.5)	(0.7)	7.5
Total	17.3	23.5	36.2

Defined benefit plan expenditure is included in staff costs and presented in cost of goods sold and operating expenses.

The weighted average assumptions recognised in the income statement comprise the following for the years ended 31 December:

	2008%	2007%	2006%
Discount rate	5.32	4.66	4.83
Expected return on plan assets	5.48	4.08	5.04
Rate of compensation increase	3.89	3.94	4.12
Pension increases	0.81	0.85	0.63

Plan assets are invested as follows:

	2008%	2007%
Asset category
Equity securities	38	46
Debt securities	47	40
Real estate	10	9
Cash	5	4
Other	—	1
Total	100	100

Equity securities include ordinary shares in the Company in the amount of €0.2m (0.1% of the plan assets) and €0.6m (0.3% of the plan assets) as at 31 December 2008 and 2007, respectively.

The total employer contributions expected to be paid in 2009 are €8.7m.

The history of experience adjustments is as follows:

	2008 € million	2007 € million
Present value of defined benefit obligations	336.0	334.0
Fair value of plan assets	(174.7)	(206.3)
Deficit	161.3	127.7

Experience adjustment on plan liabilities	(2.6)	(6.5)
Experience adjustment on plan assets	(47.8)	(2.7)

Defined contribution plans

The expense recognised in the income statement in 2008 for the defined contribution plans is €10.0m (2007: €7.9m, 2006: €7.0m). This is included in staff costs and recorded in cost of goods sold and operating expenses.

Notes to the Consolidated Financial Statements

24. Contingencies

The Greek Competition Authority issued a decision on 25 January 2002, imposing a fine on the Company of approximately €2.9m for certain discount and rebate practices and required changes to the Company’s commercial practices with respect to placing coolers in certain locations and lending them free of charge. On 16 June 2004, the fine was reduced on appeal to €1.8m. On 29 June 2005, the Greek Competition Authority requested that the Company provide information on its commercial practices as a result of a complaint by certain third parties regarding the Company’s compliance with the decision of 25 January 2002. On 7 October 2005, the Company was served with notice to appear before the Greek Competition Authority. On 14 June 2006, the Greek Competition Authority issued a decision imposing a daily penalty of €5,869 for each day that the Company allegedly failed to comply with the decision of 25 January 2002. On 31 August 2006, the Company deposited an amount of €8.9m, reflecting the amount of the fine and applicable tax, with the Greek authorities. As a result of this deposit, the Company increased the charge to its 2006 financial statements in connection with this case to €8.9m. The Company also incurred consulting fees and additional expenses of €0.4m in connection to this case. On 23 November 2007 the Court of Appeals partly reversed and partly upheld the decision of the Greek Competition Authority reducing the amount of the fine to €5.9m. The reduction of the fine of €2.8m was recognised in the Company’s 2007 income statement. The Company has appealed the decision of the Court of Appeals to the extent it upholds the fine, to the Supreme Administrative Court of Greece. The Company believes that it has substantial legal grounds for its appeal against the judgment of the Court of Appeals. The Greek Competition Authority and one of the Company’s competitors have also appealed the decision of the Court of Appeals. All three appeals (i.e. the Company’s and those of the Greek Competition Authority and one of the Company’s competitors) will be heard on 4 November 2009 (following their postponement at the originally set hearing of 4 February 2009).

In relation to the Greek Competition Authority’s decision of 25 January 2002, one of Company’s competitors has filed a lawsuit claiming damages in an amount of €7.7m. At present, it is not possible to predict the outcome of this lawsuit or quantify the likelihood or materiality of any potential liability arising from it. We have not provided for any losses related to this case.

The Company is also involved in various other legal proceedings. Management believes that any liability to the Company that may arise as a result of these pending legal proceedings will not have a material adverse effect on the results of operations, cash flows, or the financial condition of the Company taken as a whole.

The tax filings of the Company and its subsidiaries are routinely subjected to audit by tax authorities in most of the jurisdictions in which the Company conducts business. These audits may result in assessments of additional taxes. The Company provides additional tax in relation to the outcome of such tax assessments, to the extent that a liability is probable and estimable.

25. Commitments

a)     Operating leases

The total of future minimum lease payments under non-cancellable operating leases at 31 December is as follows:

	2008 € million	2007 € million
Less than one year	69.4	52.1
Later than one year but less than five years	128.3	109.2
Later than five years	37.2	17.0
Future minimum lease payments	234.9	178.3

b)     Capital commitments

At 31 December 2008 the Group had capital commitments amounting to €99.6m (2007: €146.0m). Of this, €0.8m related to the Company’s share of the commitments of its joint ventures (2007: €2.0m).

c)     Long-term purchase commitments

As at 31 December 2008 the Group had commitments to purchase raw materials amounting to €192.0m (2007: €428.3m). Of this, €39.3m related to the Company’s share of the commitments of its joint ventures (2007: €52.7m).

Notes to the Consolidated Financial Statements

26. Share capital and share premium

	Number of shares (authorised and issued)	Share Capital € million	Share Premium € million	Total € million
As at 1 January 2006	240,692,002	120.3	1,675.7	1,796.0
Stock issued to employees exercising stock options	1,375,914	0.7	21.8	22.5
As at 31 December 2006	242,067,916	121.0	1,697.5	1,818.5
Bonus shares issued	121,033,958	60.6	(61.2)	(0.6)
Stock issued to employees exercising stock options	636,483	0.3	8.4	8.7
As at 31 December 2007	363,738,357	181.9	1,644.7	1,826.6
Stock issued to employees exercising stock options	1,663,740	0.8	20.3	21.1
As at 31 December 2008	365,402,097	182.7	1,665.0	1,847.7

There is only one class of shares, of which the par value is €0.50. Each share provides the right to one vote at general meetings of Coca-Cola Hellenic and entitles the holder to dividends declared by Coca-Cola Hellenic.

On 20 December 2006, Coca-Cola Hellenic’s Board of Directors resolved to increase the share capital of the Company by issuing 1,375,914 ordinary shares, following the exercise of stock options by option holders pursuant to the Company’s stock option plan. Proceeds from the issue of the shares were €22.5m.

On 15 October 2007, Coca-Cola Hellenic’s Shareholders approved a share capital increase of €60.6m through the partial capitalisation of the ‘share premium’ account and the issuance of 121,033,958 new ordinary bearer shares. The new shares were delivered to Coca-Cola Hellenic’s shareholders in a ratio of one (1) new share for every two (2) existing shares. Shareholders entitled to receive the new shares were those holding Coca-Cola Hellenic’s shares at the closing of trading on 13 November 2007. Expenses of €0.6m were incurred as a result of this share capital increase.

On 20 November 2007, Coca-Cola Hellenic’s Board of Directors resolved to increase the share capital of the Company by 636,483 new ordinary shares, following the exercise of stock options by option holders pursuant to the Company’s stock option plan. Proceeds from the issue of the shares were €8.7m.

During 2008, Coca-Cola Hellenic’s Board of Directors resolved to increase the share capital of the Company by issuing 824,832, 810,511 and 28,397 new ordinary shares, on 28 February, 13 May and 7 August 2008 respectively, following the exercise of stock options by option holders pursuant to the Company’s stock option plan. Total proceeds from the issues of the shares were €21.1m.

27. Shares held for equity compensation plan

The Group operates a stock purchase plan, the Coca-Cola HBC Stock Purchase Plan, which is an equity compensation plan in which eligible employees may participate.

Under the terms of this plan, employees have the opportunity to invest 1% to 15% of their salary in ordinary Coca-Cola Hellenic shares by contributing to the plan monthly. Coca-Cola Hellenic will match up to a maximum of 3% of the employee’s salary by way of contribution. Employer contributions are used to purchase matching shares on a monthly basis on the open market, currently the Athens Stock Exchange. Shares are either held in the employees name or by a trust, The Coca-Cola HBC Employee Stock Purchase Trust. Matching shares vest 350 days after the purchase. However, forfeited shares are held in a reserve account of the plan, do not revert back to the Company and may be used to reduce future employer contributions. Dividends received in respect of shares held in the plan accrue to the employees.

In order to adapt the plan to the Greek legal framework in the case of employees resident in Greece, Coca-Cola Hellenic matches the contribution of the employees resident in Greece with an annual employer contribution of up to 5% of the employee’s salary, which is made in December, and matching shares purchased in December vest immediately.

Notes to the Consolidated Financial Statements

27. Shares held for equity compensation plan (continued)

During 2008, 302,654 shares were purchased by Coca-Cola Hellenic (2007: 116,568, 2006: 107,698) as matching shares to employee investments. The charge to the income statement totalled €4.8m (2007: €3.8m, 2006: €3.0m). Of this amount, €1.2m represented employer contributions made for Greek resident employees (2007: €1.4m, 2006: €0.8m). The cost of unvested matching shares held by the trust at the end of 2008, before they vest to employees, was €3.6m (2007: €2.4m, 2006: €2.2m). The total number of shares held by the trust at 31 December 2008 was 1,588,959 (2007: 1,259,893, 2006: 820,365). The total contribution made by employees to the trust during 2008 was €5.6m (2007: €4.2m, 2006: €3.1m).

No provision is made for any increase or decrease in value of these shares, as they will vest to employees, and the risks and rewards of fluctuations of the share price are borne by those employees.

28. Reserves

The reserves of the Group at 31 December are as follows:

	2008 € million	2007 € million	2006 € million
Exchange equalisation reserve	(191.9)	92.4	132.5
Shares held for equity compensation plan	(1.0)	(0.8)	(0.6)
Hedging reserve (net of deferred tax of €3.3m; 2007: €0.2m; 2006: €0.1m))	11.6	(0.8)	(0.3)
Tax-free reserve	223.2	196.7	190.6
Statutory reserve	85.5	74.9	64.8
Stock option reserve	24.4	15.0	9.2
Available-for-sale financial instruments valuation reserve	(3.3)	7.1	4.0
Other	26.3	26.2	30.0
Total reserves	174.8	410.7	430.2

Exchange equalisation reserve

The exchange equalisation reserve comprises all foreign exchange differences arising from the translation of the financial statements of entities not reporting in the Group’s presentation currency, the euro.

Shares held for equity compensation plan

Shares held for the Coca-Cola Hellenic Stock Purchase Plan, which is an equity compensation plan in which eligible employees may participate.

Hedging reserve

The hedging reserve reflects changes in the fair values of derivatives accounted for as cash flow hedges, net of the deferred tax related to such balances.

Tax-free reserve

The tax-free reserve includes investment tax incentive and other tax-free or partially taxed reserves of the parent entity, Coca-Cola Hellenic. The tax-free reserve may be distributed if taxed, where applicable.

Statutory and other reserves

Statutory and other reserves are particular to the various countries in which the Group operates. The amount of statutory reserves of the parent entity, Coca-Cola Hellenic, with restrictions on distribution is €49.5m (2007: €43.3m, 2006: €37.1).

Stock option reserve

This reserve represents the cumulative charge to the income statement for employee stock option awards.

Available-for-sale financial instruments valuation reserve

The available-for-sale financial instruments valuation reserve reflects changes in the fair values of available-for-sale investments. On sale of these investments, these changes in the fair values will be recycled to profit or loss.

Notes to the Consolidated Financial Statements

29. Dividends

The directors propose a dividend of €0.28 per share (totalling €102.3m, based on the number of outstanding shares as at 31 December 2008) for the year ended 31 December 2008. The proposed dividend will be submitted for formal approval at the Annual General Meeting to be held on 18 June 2009.

The statutory minimum dividend recognised for 2007 amounted to €42.2m and was recorded as liability under ‘Trade and other liabilities’ in the consolidated balance sheet. The remaining dividend of €49.1m was recorded in shareholders’ equity in the second quarter of 2008 as an appropriation of retained earnings.

The statutory minimum dividend recognised for 2008 amounted to €40.9m and has been recorded as liability under ‘Trade and other liabilities’ in the consolidated balance sheet. The remaining estimated dividend of €61.4m will be accounted for in shareholders’ equity as an appropriation of retained earnings in the year ending 31 December 2009.

During 2008, a dividend of €0.25 per share totalling €91.3m was paid. During 2007, a dividend of €0.32 (€0.21 adjusted for the bonus share issue) per share totalling €77.5m was paid. During 2006, a dividend of €0.30 per share (€0.20 adjusted for the bonus share issue) totalling €72.2m was paid.

30. Business combinations

During 2008, the Group acquired or increased its controlling interest in the following entities:

		Location	Effective date of acquisition 2008	Net tangible assets acquired(6) € million	Goodwill arising € million	Acquisition of franchise agreements € million	Amount of consideration including acquisition costs € million
Socib S.p.A.	(a)	Italy	11 December	(21.4)	89.1	150.0	217.7
Acquisition of minority interests	(b)	Croatia, Cyprus	September, December	0.3	—		0.3
Total acquisitions as at 31 December 2008				(21.1)	89.1	150.0	218.0

€ million
Cash outflow included in cash flow	225.3
Less: adjustments to purchase price of Socib S.p.A.	(6.6)
Less: payments made for acquisition of OOO Aqua Vision in 2007	(0.7)
Total consideration for acquisitions made in 2008	218.0

If the acquisition of each of the entities acquired during 2008 and 2007 had been completed on the first day of each financial year, Group revenues for that year would have been €7,199.1m (2007: €6,475.4m) and Group profit attributable to shareholders of the Group would have been €231.4m (2007: €456.4m).

(6) tangible assets acquired for Socib S.p.A. include deferred tax on intangible assets acquired of €47.1m.

Notes to the Consolidated Financial Statements

30. Business combinations (continued)

2008

Acquisition of Socib S.p.A.

On 11 December 2008, the Group acquired 100% of Socib S.p.A. and related entities (collectively ‘Socib’), the second largest Coca-Cola franchise bottler in Italy. Socib’s franchise territory covers the southern Italian mainland plus Sardinia. The total consideration for the transaction was €216.3m (excluding acquisition costs) including the assumption of debt of €39.3m. The consideration is subject to certain post-closing adjustments.

Details of the acquisition are as follows:

	Acquiree’s carrying amount before combination € million	Fair value adjustments € million	Final fair values € million
Property, plant and equipment	60.2	(6.0)	54.2
Deferred tax assets	3.9	3.4	7.3
Other non-current assets	0.1	—	0.1
Inventories	14.4	0.6	15.0
Accounts receivable	52.4	(2.0)	50.4
Other current assets	7.0	(0.1)	6.9
Short-term borrowings	(28.4)	—	(28.4)
Accounts payable	(38.9)	—	(38.9)
Other current liabilities	(22.1)	(1.7)	(23.8)
Long-term borrowings	(10.9)	—	(10.9)
Other non-current liabilities	(7.8)	1.6	(6.2)
Fair value of net tangible assets acquired	29.9	(4.2)	25.7
Franchise rights	—	150.0	150.0
Goodwill	23.8	65.3	89.1
Deferred tax arising on recognition of intangible assets	—	(47.1)	(47.1)
Fair value of net assets acquired			217.7

Cash paid to former shareholders			216.3
Costs of acquisition			1.4
Total consideration			217.7

The fair values of acquired assets and liabilities assumed are preliminary and pending finalisation. The contribution of Socib to the results of the Group for the year ended 31 December 2008 was a loss of €1.0m, including restructuring charges of €1.3m. The acquisition has resulted in the Group recording €89.1m of goodwill and €150.0m of franchise rights in its established segment.

The goodwill arising on the acquisition of Socib is attributed to synergies that the Group will be able to realise by combining operations with those already existing in northern and central Italy.

Notes to the Consolidated Financial Statements

30. Business combinations (continued)

2007

(a) Acquisition of Eurmatik S.r.l.

On 31 May 2007, the Group acquired 100% of Eurmatik S.r.l., (‘Eurmatik’) a local full-line vending operator in Italy. Eurmatik has a long tradition in the Italian vending industry and is currently operating in all segments of the vending business such as hot and cold beverages, water and snacks. The total consideration for the transaction was €17.0m (excluding acquisition costs) with no debt assumed.

Details of the acquisition are as follows:

€ million
Property, plant and equipment	1.4
Inventories	0.3
Other current assets	0.2
Cash and cash equivalents	3.4
Other current liabilities	(3.3)
Other non-current liabilities	(0.9)
Fair value of net tangible assets acquired	1.1
Customer contracts	2.9
Goodwill arising on acquisition	13.5
Fair value of net assets acquired	17.5

Cash paid to former shareholders	17.0
Costs of acquisition	0.5
Total consideration	17.5

The contribution of Eurmatik to the results of the group the year ended 31 December 2007 was a loss of €0.3m. The acquisition has resulted in the Group recording €13.5m of goodwill and €2.9m of customer contracts in its established segment.

The goodwill arising on the acquisition of Eurmatik is attributable to synergies from the enhancement of vending operations in Italy.

Notes to the Consolidated Financial Statements

30. Business combinations (continued)

(b) Acquisition of OOO Aqua Vision

On 4 September 2007, the Group acquired 100% of OOO Aqua Vision (‘Aquavision’), a company owning a newly constructed production facility in Russia. The plant, located in close proximity to Moscow, covers a total area of 35 hectares with four production lines (including two aseptic lines), warehousing facilities and office space. The new site provides the Company with immediate incremental installed production capacity, as well as available space for the future installation of additional lines. The plant is capable of producing a full range of non-alcoholic beverages including carbonated soft drinks, fruit drinks and juices, bottled water, ready-to-drink tea and sports drinks. Aquavision has recently launched juice products under the ‘botaniQ’ trademark which is also included in the transaction. The total consideration for the transaction was €177.7m (excluding acquisition costs) including the assumption of debt of €23.5m.

Details of the acquisition are as follows:

	As reported in 2007 € million	Adjustments € million	Adjusted values € million
Property, plant and equipment	144.3	11.6	155.9
Inventories	7.1	—	7.1
Other current assets	26.6	—	26.6
Cash and cash equivalents	1.1	—	1.1
Short-term borrowings	(14.4)	—	(14.4)
Long-term borrowings	(9.1)	—	(9.1)
Other current liabilities	(19.5)	(2.4)	(21.9)
Fair value of net tangible assets acquired	136.1	9.2	145.3
Trademark	7.6	—	7.6
Water rights	3.1	(1.5)	1.6
Goodwill arising on acquisition	31.1	(7.0)	24.1
Fair value of net assets acquired	177.9	0.7	178.6

Cash paid to former shareholders	177.4	0.3	177.7
Costs of acquisition	0.5	0.4	0.9
Total consideration	177.9	0.7	178.6

The contribution of Aquavision to the results of the group for the year ended 31 December 2007 was a loss of €7.3m. The acquisition has resulted in the Group recording €24.1m of goodwill, €7.6m of trademarks and €1.6m of water rights in its emerging segment.

The goodwill arising on the acquisition of Aquavision is attributed to the immediate incremental installed production capacity in Russia.

The botaniQ trademark was sold on 29 February 2008 to the Multon group of companies for €7.6m.

31. Directors’ and senior management remuneration

The total remuneration including the fair value of stock option grants (in accordance with IFRS 2) paid to or accrued for our directors and the senior management team during 2008 amounted to €16.5m (2007: €14.0m, 2006: €11.2m). Pension and post employment benefits for directors and for the senior management team during 2008 amounted to €0.8m (2007: €1.1m, 2006: 0.7m).

The total number of stock options granted to our managing director and the senior management team in 2008 amounted to 1.2m (2007: 0.9m, 2006: 1.0m adjusted for issue of bonus share in 2007).

Notes to the Consolidated Financial Statements

32. Stock option compensation plans

Coca-Cola Hellenic operates a stock-based compensation plan, under which senior managers are granted awards of stock options, based on performance and level of responsibility. Options are granted at an exercise price of the average mid-price of the Company’s shares at close of trading on the Athens Exchange on the date of the grant(7). Options vest in one-third increments each year for three years and can be exercised for up to ten years from the date of award.

When the options are exercised, the proceeds received, net of any transaction costs, are credited to share capital (at the nominal value) and share premium.

The following tables summarise information on outstanding stock options exercisable at 31 December 2008 and stock options exercised during 2008:

	Exercise price €	Vesting status 2008	Vesting dates for further increments			End of option period	Number of stock options outstanding
2001 Stock Option Plan
Sub Plan 3	11.37	fully vested	—	—	—	8.12.2009	46,702
Sub Plan 4	9.79	fully vested	—	—	—	12.12.2010	133,754
Sub Plan 6	9.69	fully vested	—	—	—	12.12.2011	230,575
2003 A Plan	8.63	fully vested	—	—	—	10.12.2012	16,500
2003-2004 Plan / 2003 Grant	11.17	fully vested	—	—	—	14.12.2013	86,000
2003-2004 Plan / 2004 Grant	12.42	fully vested	—	—	—	2.12.2014	160,580
2005-2009 Plan / 2005 Grant	15.53	fully vested	—	—	—	1.12.2015	734,513
2005-2009 Plan / 2006A Grant	16.57	two thirds	21.3.2009	—	—	20.3.2016	50,001
2005-2009 Plan / 2006B Grant	15.35	two thirds	23.6.2009	—	—	22.6.2016	30,000
2005-2009 Plan / 2006 Grant	18.71	two thirds	13.12.2009	—	—	12.12.2016	1,314,151
2005-2009 Plan / 2007 Grant	28.75	one third	13.12.2009	13.12.2010	—	12.12.2017	1,505,450
2005-2009 Plan / 2008A Grant	24.54	none	20.06.2009	20.06.2010	20.06.2011	19.06.2018	30,000
2005-2009 Plan / 2008 Grant	10.92	none	11.12.2009	11.12.2010	11.12.2011	10.12.2018	1,830,500
Total							6,168,726

A summary of stock option activity under all plans is as follows:

	Number of stock options 2008	Weighted average exercise price 2008 (€)	Number of stock options 2007	Weighted average exercise price before the issue of bonus shares 2007 (€)	Weighted average exercise price after the issue of bonus shares 2007 (€)
Outstanding on 1 January	6,003,549	18.36	3,444,018	21.89	—
Bonus shares issued	—	—	1,722,373	—	14.59
Granted	1,860,500	11.14	1,532,200	—	28.75
Exercised	(1,604,340)	12.84	(695,883)	—	13.30
Forfeited	(90,983)	20.46	841	—	12.68
Outstanding on 31 December	6,168,726	17.58	6,003,549	—	18.36
Exercisable on 31 December	2,792,853	17.70	2,993,282	—	13.35

The charge to the income statement for employee stock option awards for 2008 amounted to €9.3m (2007: €5.8m, 2006: €4.0m).

The Company adopted the employee stock option plan on 13 December 2001. Previously, the Company had issued stock appreciation rights to certain of its employees, including employees who previously held options in CCB. Upon adoption of the stock option plan, all such rights, except those held by retirees and employees located in countries where granting and exercising stock options was impractical or not permitted, were converted into stock options carrying  over the same exercise prices, vesting periods and expiration dates.

(7)          From December 2008 the exercise price of stock options is determined by reference to the share price of the Company’s share at the close of trading on the date of the grant instead of the weighted average share price during the ten working days prior to the date of the grant.

Notes to the Consolidated Financial Statements

32. Stock option compensation plans (continued)

Equity-settled share-based payments are measured at fair value at the date of grant using a binomial stock option valuation model. The inputs into the model are as follows:

	2008	2007	2006
Weighted average fair value of options granted	€2.7	€8.1	€6.3
Risk free interest rates	3.9%	4.8%	4.3%
Expected volatility	35.7%	24.1%	20.8%
Dividend yield	2.3%	0.7%	1.0%
Expected life	3.3 years	4.0 years	4.1 years

The weighted average remaining contractual life of share options outstanding under the stock option compensation plans at 31 December 2008 was 8.2 years (2007: 7.4 years, 2006: 7.3 years).

33. Stock appreciation rights

The Company operated in the past a stock-based compensation plan, under which certain key employees were granted stock appreciation rights (SARs), based on performance and level of responsibility. The terms of the SARs were based upon the basic terms and conditions of stock option grants, except that instead of shares, the holders receive a payment equal to the positive difference between the market price of Coca-Cola Hellenic’s shares at the closing time of the Athens Stock Exchange at the date of exercise and the exercise price. SARs vest in one-third increments each year for three years and can be exercised for up to ten years from the date of award.

SARs outstanding at 31 December 2008:

	Exercise price €	Vesting status 2008	End of option period	Number of SARs outstanding
Phantom Option Plan
1999	11.37	fully vested	08.12.2009	75,016
2000	9.79	fully vested	12.12.2010	35,400
2001	9.69	fully vested	12.12.2011	19,350
2003	11.17	fully vested	14.12.2013	6,000
2005	15.53	fully vested	01.12.2015	16,500
Total				152,266

A summary of SARs activity under all plans is as follows:

	Number of SARs 2008	Weighted average exercise price 2008 (€)	Number of SARs 2007	Weighted average exercise price before the issue of bonus shares 2007 (€)	Weighted average exercise price after the issue of bonus shares 2007 (€)
Outstanding on 1 January	251,815	12.64	284,974	19.21	—
Exercised before bonus share issue	—	—	(82,170)	21.21	—
Bonus shares issued (refer to Note 26)	—	—	101,383	—	12.47
Exercised after bonus share issue	—	—	(52,372)	—	10.49
Exercised	(90,854)	14.72	—	—	—
Forfeited	(8,695)	15.55	—	—	—
Outstanding on 31 December	152,266	11.23	251,815	—	12.64
Exercisable on 31 December	152,266	11.23	246,315	—	12.57

The inputs used for valuation of SARs are the same as those used for equity-settled share-based payments with the exception of risk free interest rates which were 4.3% (2007: 4.7%, 2006: 4.1%).

In 2008, the Group recorded in the income statement a credit of €2.3m (2007: debit of €3.3m, 2006: debit €1.0m) relating to SARs. The aggregated intrinsic value for the vested SARs at 31 December 2008 was nil (2007: €4.2m, 2006: €2.9m).

The weighted average remaining contractual life of share options outstanding under the stock appreciation rights schemes at 31 December 2008 was 2.2 years (2007: 2.6 years, 2006: 3.2 years).

Notes to the Consolidated Financial Statements

34.    Related party transactions

a) The Coca-Cola Company

As at 31 December 2008, TCCC indirectly owned 23.3% (2007, 2006: 23.4%) of the issued share capital of Coca-Cola Hellenic. TCCC considers Coca-Cola Hellenic to be a ‘key bottler’ and has entered into bottler’s agreements with Coca-Cola Hellenic in respect of each of Coca-Cola Hellenic’s territories. All the bottler’s agreements entered into by TCCC and Coca-Cola Hellenic are Standard International Bottler’s (‘SIB’) agreements. The terms of the bottler’s agreements grant Coca-Cola Hellenic’s territories the right to produce and the exclusive right to sell and distribute the beverages of TCCC. Consequently, Coca-Cola Hellenic is obliged to purchase all its requirements for concentrate for TCCC’s beverages from TCCC, or its designee, in the ordinary course of business. These agreements extend to 2013 and may be renewed at TCCC’s discretion until 2023. On 29 December 2008, Kar-Tess Holding S.A. and The Coca-Cola Company agreed to extend their existing shareholders’ agreement, whereby it is agreed that the combined shareholdings of Kar-Tess Holding S.A. and The Coca-Cola Company will not fall below 44% for the period up to January 2014 and not below 40% for the period thereafter until 31 December 2018.

TCCC owns or has applied for the trademarks that identify its beverages in all of Coca-Cola Hellenic’s countries. TCCC has authorised Coca-Cola Hellenic and certain of its subsidiaries to use the trademark Coca-Cola in their corporate names.

Total purchases of concentrate, finished products and other materials from TCCC and its subsidiaries during 2008 amounted to €1,390.9m (2007: €1,283.7m, 2006: €1,141.7m).

TCCC makes discretionary marketing contributions to Coca-Cola Hellenic’s operating subsidiaries. The participation in shared marketing agreements is at TCCC’s discretion and, where co-operative arrangements are entered into, marketing expenses are shared. Such arrangements include the development of marketing programmes to promote TCCC’s beverages. Total net contributions received from TCCC for marketing and promotional incentives during the year amounted to €45.8m (2007: €53.6m, 2006: €50.4m). Contributions for price support and marketing and promotional campaigns in respect of specific customers are recorded in net sales revenue as an offset to promotional incentives paid to customers. In 2008, such contributions totalled €37.6m (2007: €44.1m, 2006: €29.9m). Contributions for general marketing programmes are recorded as an offset to selling expenses. In 2008, such contributions made by TCCC to Coca-Cola Hellenic totalled €15.2m (2007: €21.9m, 2006: €20.5m) and the contributions of Coca-Cola Hellenic to TCCC totalled €7.0m (2007: €12.4m, 2006: €nil). TCCC has also customarily made additional payments for marketing and advertising direct to suppliers as part of the shared marketing arrangements. The proportion of direct and indirect payments, made at TCCC’s discretion, will not necessarily be the same from year to year. Support payments received from TCCC for the placement of cold drink equipment were nil (2007: €40.5m, 2006: €83.3m).

In 2008, the Company sold items of property, plant and equipment and recorded a gain of €1.4m (2007: €0.2m, 2006: €0.9m) to TCCC.

During the year, the Company sold €11.7m of finished goods and raw materials to TCCC (2007: €13.0m, 2006: €17.2m).

Other income primarily comprises rent, facility and other items of €2.9m (2007: €5.2m, 2006: €2.0m) and a toll-filling relationship in Poland of €18.2m (2007: €14.7m, 2006: €15.6m). Other expenses relate to facility costs charged by TCCC and shared costs that amounted to €2.5m (2007: €0.6m, 2006: €4.0m) and are included in selling, delivery and administrative expenses.

During the year the Company recorded proceeds of €35.0m (2007, 2006: nil) from the sale of the botaniQ trademark, Römerquelle and Lanitis juice trademarks.

At 31 December 2008, the Company had a total of €106.8m (2007: €93.7m, 2006: €65.8m) due from TCCC, and a total amount due to TCCC of €160.0m (2007: €131.5m, 2006: €122.9m).

b) Frigoglass S.A. (‘Frigoglass’)

Frigoglass, a company listed on the Athens Stock Exchange, is a manufacturer of coolers, PET resin, glass bottles, crowns and plastics. Frigoglass is related to Coca-Cola Hellenic by way of 44% ownership by Kar-Tess Holding S.A. (see below). Frigoglass has a controlling interest in Frigoglass Industries Limited, a company in which Coca-Cola Hellenic has a 16% effective interest, through its investment in Nigerian Bottling Company plc.

Notes to the Consolidated Financial Statements

34.    Related party transactions (continued)

We entered into a supply agreement with Frigoglass for the purchase of cooling equipment in 1999. The supply agreement was extended in 2004 and, most recently, in 2008, on substantially similar terms. Coca-Cola Hellenic has the status of most favoured customer of Frigoglass, on a non-exclusive basis, provided that it obtains at least 60% (at prices which are negotiated on an annual basis and which must be competitive) of its annual requirements for cooling equipment. The current agreement expires on 31 December 2013.

During the year, the Group made purchases of €117.5m (2007: €95.8m, 2006: €216.9m) of coolers, raw materials and containers from Frigoglass and its subsidiaries and incurred maintenance and other expenses of €5.8m (2007: €3.1m, 2006: €2.9m). As at 31 December 2008, Coca-Cola Hellenic owed €12.2m (2007: €4.6m, 2006: €16.4m) to, and was owed €1.8m (2007: €1.0m, 2006: €0.1m) by Frigoglass.

c) Directors

Mr George A. David, Mr Haralambos K. Leventis, Mr Anastasios P. Leventis and Mr Anastassis G. David have been nominated by Kar-Tess Holding S.A. to the board of Coca-Cola Hellenic. Mr Irial Finan and Mr Alexander B. Cummings have been nominated by TCCC to the board of Coca-Cola Hellenic. There have been no transactions between Coca-Cola Hellenic and the directors except for remuneration (refer to Note 31).

d) Other

Beverage Partners Worldwide (‘BPW’)

BPW is a 50/50 joint venture between TCCC and Nestlé. During 2008, the Group purchased inventory from BPW amounting to €104.0m (2007: €90.4m, 2006: €73.0m) and recorded income of €0.1m (2007, 2006: nil). As at 31 December 2008, Coca-Cola Hellenic owed €4.1m (2007: €7.8m, 2006: €6.5m) to, and was owed €0.6m (2007: €1.0m, 2006: €1.4m) by BPW.

Kar-Tess Holding S.A.

As at 31 December 2008, Kar-Tess Holding S.A. owned 29.5% (2007: 29.6%, 2006: 29.7%) of the issued share capital of Coca-Cola Hellenic.

Leventis Overseas & AG Leventis (Nigeria) PLC (the ‘Leventis Companies’)

The Leventis Companies are related to Coca-Cola Hellenic by way of common directors, as a result of which significant influence exists. During 2008, the Group purchased €11.1m (2007: €11.4m, 2006: €11.5m) of finished goods and other materials and €2.6m (2007: €0.8m, 2006: €7.0m) of fixed assets from the Leventis Companies, sold €0.2m (2007, 2006: nil) of finished goods and raw materials to the Leventis Companies and incurred rental expenses of €0.4m (2007: €0.1m, 2006: €0.2m) with the Leventis Companies.  At 31 December 2008, the Group owed €1.1m (2007: €1.7m, 2006: €2.0m) to, and was owed nil (2007: €0.2m, 2006: €0.1m) by the Leventis Companies.

Plias S.A. and its subsidiaries (‘Plias’)

Plias is related to Coca-Cola Hellenic by way of some common shareholdings. During 2008, the Group purchased €0.2m (2007, 2006: nil) of finished goods and other materials from Plias and recorded income of €0.2m (2007, 2006: nil). At 31 December 2008, the receivables from Plias S.A. were €0.6m (2007: €0.5m, 2006: nil).

Ilko Hellenic Partners GmbH (‘Ilko’)

On 27 March 2008 the Group together with TCCC and illycaffè S.p.A. formed a three-party joint venture for the manufacture, marketing, selling and distribution of premium ready-to-drink coffee under the ‘illy’ brand across Coca-Cola Hellenic’s territories. During 2008, the Group received reimbursement for direct marketing expenses incurred of €0.8m. As at 31 December 2008, the receivables from Ilko were €2.6m.

Other Coca-Cola bottlers

The Group made no purchases of finished goods (2007: €0.7m, 2006: €2.5m), incurred no expenses (2007: €2.4m, 2006: €1.6m) and recorded income of €0.1m (2007, 2006: nil) from other Coca-Cola bottlers over which TCCC has significant influence.  At 31 December 2008, there were no payables (2007: €0.5m, 2006: €0.4m) and no receivables (2007: nil, 2006: €0.4m) with such Coca-Cola bottlers.

Other related parties

The Group purchased €3.0m (2007, 2006: nil) of raw materials and finished goods and €0.6m (2007, 2006: nil) of fixed assets from other related parties. Further, the Group incurred expenses of €2.6m (2007, 2006: nil) and recorded income of €0.1m (2007, 2006: nil). At 31 December 2008, the Group owed €0.4m (2007, 2006: nil) to, and was owed €0.1m (2007, 2006: nil) by other related parties.

There are no significant transactions with other related parties for the year ended 31 December 2008.

Notes to the Consolidated Financial Statements

35.    List of principal Group companies

The following are the principal Group companies of Coca-Cola Hellenic at 31 December:

		% ownership
	Country of registration	2008	2007
3E (Cyprus) Limited	Cyprus	100.0%	100.0%
AS Coca-Cola HBC Eesti	Estonia	100.0%	100.0%
Balkaninvest Holdings Limited	Cyprus	100.0%	100.0%
Bankya Mineral Waters Bottling Company EOOD	Bulgaria	100.0%	100.0%
Brewinvest S.A.(1)	Greece	50.0%	50.0%
CC Beverages Holdings II B.V.	The Netherlands	100.0%	100.0%
CCB Management Services GmbH	Austria	100.0%	100.0%
CCB Services Limited	England and Wales	100.0%	100.0%
CCBC Services Limited	Republic of Ireland	100.0%	100.0%
CCHBC Armenia CJSC	Armenia	90.0%	90.0%
CCHBC Bulgaria AD	Bulgaria	85.4%	85.4%
CCHBC Insurance (Guernsey) Limited	The Channel Islands	100.0%	100.0%
CCHBC IT Services Limited (2)	Bulgaria	100.0%	100.0%
Chisinau Beverage Services S.R.L.(3)	Moldova	—	100.0%
Clarina Holding S.àr.l	Luxembourg	100.0%	100.0%
Coca-Cola Beverages AG	Switzerland	99.9%	99.9%
Coca-Cola Beverages Austria GmbH	Austria	100.0%	100.0%
Coca-Cola Beverages Belorussiya	Belarus	100.0%	100.0%
Coca-Cola Beverages Ceska republika, s.r.o.	Czech Republic	100.0%	100.0%
Coca-Cola Beverages Holdings Limited (4)	Republic of Ireland	—	100.0%
Coca-Cola Beverages Hrvatska d.o.o.	Croatia	100.0%	99.9%
Coca-Cola Beverages Slovenija d.o.o.	Slovenia	100.0%	100.0%
Coca-Cola Beverages Slovenska republika, s.r.o.	Slovakia	100.0%	100.0%
Coca-Cola Beverages Ukraine Ltd	Ukraine	100.0%	100.0%
Coca-Cola Bottlers Chisinau S.R.L.	Moldova	100.0%	100.0%
Coca-Cola Bottlers Iasi Srl	Romania	99.2%	99.2%
Coca-Cola Bottling Company (Dublin) Limited	Republic of Ireland	100.0%	100.0%
Coca-Cola HBC - Srbija A.D., Zemun	Republic of Serbia	89.1%	89.1%
Coca-Cola HBC B-H d.o.o. Sarajevo	Bosnia and Herzegovina	100.0%	100.0%
Coca-Cola HBC Finance B.V.	The Netherlands	100.0%	100.0%
Coca-Cola HBC Finance plc	England and Wales	100.0%	100.0%
Coca-Cola HBC Hungary Magyarország Kft.(5)	Hungary	100.0%	100.0%
Coca-Cola HBC Italia S.r.l.	Italy	100.0%	100.0%
Coca-Cola HBC Kosovo L.L.C.	Kosovo	100.0%	100.0%
Coca-Cola HBC Northern Ireland Limited(6)	Northern Ireland	100.0%	100.0%
Coca-Cola HBC Polska sp. z o.o.	Poland	100.0%	100.0%
Coca-Cola HBC Romania Ltd	Romania	100.0%	100.0%
Coca-Cola Hellenic Bottling Company - Crna Gora d.o.o., Podgorica	Republic of Montenegro	89.1%	89.1%
Coca-Cola Hellenic Procurement GmbH	Austria	100.0%	100.0%
Coca-Cola Molino Beverages Limited	Cyprus	100.0%	100.0%
Deepwaters Investments Ltd	Cyprus	50.0%	50.0%
Dorna Apemin S.A.	Romania	46.4%	46.4%
Dorna Investments Limited	Guernsey	50.0%	50.0%
Dunlogan Limited	Northern Ireland	100.0%	100.0%
Elxym S.A.	Greece	100.0%	100.0%
Eurmatik S.r.l.	Italy	100.0%	100.0%
Fonti del Vulture S.r.l.(1)	Italy	50.0%	50.0%
Fresh & Co d.o.o., Subotica(1)	Republic of Serbia	50.0%	50.0%
Ilko Hellenic Partners GmbH (7)	Austria	33.3%	—
Jayce Enterprises Limited	Cyprus	100.0%	100.0%

Notes to the Consolidated Financial Statements

35.    List of principal Group companies (continued)

		% ownership
	Country of registration	2008	2007
John Daly and Company Limited	Republic of Ireland	100.0%	100.0%
Killarney Mineral Water Manufacturing Company Limited	Republic of Ireland	100.0%	100.0%
Lanitis Bros Ltd	Cyprus	100.0%	99.9%
Leman Beverages Holding S.à.r.l.	Luxembourg	90.0%	90.0%
LLC Aqua Vision (8)	Russia	—	100.0%
LLC Coca-Cola HBC Eurasia	Russia	100.0%	100.0%
Molino Beverages Holding S.à.r.l	Luxembourg	100.0%	100.0%
MTV West Kishinev Bottling Company S.A.	Moldova	100.0%	100.0%
Multon Z.A.O. Group(1)	Russia	50.0%	50.0%
Nigerian Bottling Company plc	Nigeria	66.4%	66.4%
Panpak Limited	Republic of Ireland	100.0%	100.0%
Römerquelle Beteiligungsverwaltungs GmbH (1), (9)	Austria	50.0%	100.0%
Römerquelle Liegenschaftsverwaltungs GmbH	Austria	100.0%	100.0%
Römerquelle Trading GmbH (9)	Austria	—	100.0%
S.C. Cristalina S.A.(10)	Romania	—	49.9%
SIA Coca-Cola HBC Latvia	Latvia	100.0%	100.0%
Softbev Investments Limited	Cyprus	100.0%	100.0%
Softbul Investments Limited	Cyprus	100.0%	100.0%
Softinvest Holdings Limited	Cyprus	100.0%	100.0%
Standorg-2007 Kereskedelmi Kft.(11)	Hungary	—	100.0%
Star Bottling Limited	Cyprus	100.0%	100.0%
Star Bottling Services Corp.	British Virgin Islands	100.0%	100.0%
Tsakiris S.A.	Greece	100.0%	100.0%
UAB Coca-Cola HBC Lietuva	Lithuania	100.0%	100.0%
Valser Mineralquellen AG	Switzerland	99.9%	99.9%
Vendit Ltd	Republic of Ireland	100.0%	100.0%
Vlasinka d.o.o., Surdulica	Republic of Serbia	50.0%	50.0%
Yoppi Hungary Kft.	Hungary	100.0%	100.0%
Acquisition of Group companies in 2008
Socib S.p.A.	Italy	100.0%	—

(1)                  Joint venture.

(2)                  During 2008, Clarina Bulgaria Ltd was renamed to CCHBC IT Services Ltd.

(3)                  During 2008, Chisinau Beverage Services S.R.L. was absorbed by Coca-Cola Bottlers Chisinau.

(4)                  In June 2008, Coca-Cola Beverages Holdings Limited was liquidated.

(5)                  During 2008, Coca-Cola Beverages (Hungary) Kft. was renamed to Coca-Cola HBC Hungary Magyarország Kft.

(6)                  During 2008, Coca-Cola Bottlers (Ulster) Ltd was renamed to Coca-Cola HBC Northern Ireland Limited.

(7)                  Refer to Note 34.

(8)                  In September 2007 the Group acquired 100% of OOO Aqua Vision. The company was subsequently renamed to LLC Aqua Vision and was merged with LLC Coca-Cola HBC Eurasia in 2008.

(9)                  In June 2008 the Group sold to TCCC the company Römerquelle Trading GmbH, an entity containing the trademarks for the Römerquelle group, and 50% of Römerquelle Beteiligungsverwaltungs GmbH, an entity that acts as the operating entity, and that holds the rights to the water source, for the Römerquelle group.

(10)            During 2008, S.C. Cristalina S.A. was absorbed by Dorna Apenim.

(11)            In February 2008, Standorg-2007 Kereskedelmi Kft. was liquidated.

Notes to the Consolidated Financial Statements

36.    Joint ventures

The Group has a 50% interest in four joint ventures, Brewinvest S.A., a group of companies engaged in the bottling and distribution of beer in Bulgaria and beer and soft drinks in FYROM, the Multon group of companies, which is engaged in the production and distribution of juices in Russia, Fresh & Co d.o.o., which is engaged in the production and distribution of juices in Serbia, and the Römerquelle group, which is engaged in the bottling and distribution of water in Austria, which are accounted for as either jointly controlled operations or jointly controlled assets, depending on their structure, whereby the Group’s share of related assets, liabilities, revenues and expenses are recognised in its financial statements.

On 26 June 2008, the Group sold to TCCC a legal entity containing the trademarks for the Römerquelle group and 50% of a legal entity that acts as the operating entity, and that holds the rights to the water source, for the Römerquelle group. The Group has formed a joint venture with TCCC in respect of the production, sale and distribution of the Römerquelle group.

The following amounts are recognised in the Group’s financial statements as a result of its interests in these joint ventures at 31 December and for the years then ended:

	2008 € milion	2007 € million	2006 € million
Balance sheet
Non-current assets	315.2	332.4	347.5
Current assets	148.7	130.5	121.8
Total assets	463.9	462.9	469.3
Non-current liabilities	(35.6)	(39.0)	(8.2)
Current liabilities	(73.8)	(60.7)	(109.9)
Total liabilities	(109.4)	(99.7)	(118.1)
Net assets	354.5	363.2	351.2

Income statement
Income	309.8	273.2	243.6
Expenses	(323.1)	(245.1)	(210.3)
Net profit	(13.3)	28.1	33.3

In addition, the Group has a 50% interest in three jointly controlled entities that are engaged in the bottling and distribution of water: Fonti del Vulture in Italy, Multivita Sp. z o.o. in Poland and Valser Springs GmbH in Switzerland, as well as a 33% interest in Ilko Hellenic Partners GmbH, a three-party joint venture engaged in the manufacture, marketing, selling and distribution of premium ready-to-drink coffee under the ‘illy’ brand (refer to Notes 11 and 35). These jointly controlled entities are accounted for using the equity method of accounting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Coca-Cola Hellenic Bottling Company S.A.

	By:	/s/ Jan Gustavsson
Name: Jan Gustavsson
Title: General Counsel & Company Secretary

Date: April 1, 2009